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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                             COMAIR HOLDINGS, INC.
                           (Name of Subject Company)

                             ---------------------

                             COMAIR HOLDINGS, INC.
                       (Name of Person Filing Statement)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                        (Title of Classes of Securities)

                                   199789108
                     (CUSIP Number of Class of Securities)

                             ---------------------

                              RANDY D. RADEMACHER
           SENIOR VICE PRESIDENT FINANCE AND CHIEF FINANCIAL OFFICER
                             COMAIR HOLDINGS, INC.
                                 P.O. BOX 75021
                              CINCINNATI, OH 45275
                                 (606) 767-2550
          (Name, Address and Telephone Number of Person authorized to
                Receive Notices and Communications on Behalf of
                          the Person Filing Statement)

                             ---------------------

                                WITH A COPY TO:

            PETER D. LYONS, ESQ.                          RICHARD D. SIEGEL, ESQ.
             SHEARMAN & STERLING                    KEATING, MUETHING & KLEKAMP P.L.L.
            599 LEXINGTON AVENUE                           1800 PROVIDENT TOWER
          NEW YORK, NEW YORK 10022                        ONE EAST FOURTH STREET
               (212) 848-4000                              CINCINNATI, OH 45202
                                                              (513) 579-6400

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ITEM 1. SECURITY AND SUBJECT COMPANY

     The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") relates to is Comair Holdings, Inc., a Kentucky corporation (together with its subsidiaries, where applicable "Comair"). The address of the principal executive offices of Comair is 2258 Tower Drive, Erlanger, Kentucky with a mailing address of P.O. Box 75021, Cincinnati, Ohio 45275. The title of the class of equity securities to which this Schedule 14D-9 relates is common stock, no par value per share, of Comair (the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER

     This Schedule 14D-9 relates to a tender offer by Kentucky Sub, Inc., a Kentucky corporation (the "Kentucky Sub"), and a direct, wholly owned subsidiary of Delta Air Lines Holdings, Inc., a Delaware corporation ("Delta Holdings"), and an indirect, wholly owned subsidiary of Delta Air Lines, Inc., a Delaware corporation ("Delta"), disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") dated October 22, 1999, to purchase all the issued and outstanding Shares not owned by Delta Holdings or its affiliates for $23.50 per Share (such amount, or any greater amount per Share paid pursuant to the Offer, being hereinafter referred to as the "Share Amount"), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 22, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer"). According to the Offer to Purchase, immediately prior to making the Offer, Delta Holdings beneficially owned 21,072,655 shares, constituting approximately 22.06% of the outstanding Shares.

     Kentucky Sub, Delta Holdings and Delta filed a Rule 13e-3 Transaction Statement on October 22, 1999. The consummation of the Offer is conditioned on, among other things, acquiring at least that number of Shares (the "Minimum Number") which, when taken together with the Shares already owned by Delta and its affiliates, would constitute at least two-thirds of the then issued and outstanding Shares on a fully diluted basis, and at least the Minimum Number of Shares being validly tendered and not withdrawn in the Offer.

     The Offer is being made pursuant to the Agreement and Plan of Merger dated as of October 17, 1999 (the "Merger Agreement"), among Comair, Delta and Kentucky Sub. The Merger Agreement provides that, among other things, as promptly as practicable after the purchase of Shares pursuant to the Offer and the satisfaction (or waiver, to the extent permissible under the Merger Agreement) of the other conditions set forth in the Merger Agreement, Kentucky Sub will, in accordance with the requirements of chapter 271B of the Kentucky Business Corporation Act (the "KBCA"), be merged with and into Comair (the "Merger"), with Comair continuing as the surviving corporation (the "Surviving Company").

     At the effective time of the Merger (the "Effective Time"), subject to the terms and conditions of the Merger Agreement, each Share outstanding immediately prior to the Effective Time (other than Shares held in the treasury of Comair, Shares owned by Delta or its affiliates or Shares as to which dissenters' rights have been timely exercised) shall be converted into the right to receive $23.50 per Share, without interest (the "Merger Consideration").

     The Merger is subject to the satisfaction or waiver of certain conditions, including, unless no longer required by the KBCA, the approval and adoption of the Merger Agreement by the requisite vote of the shareholders of Comair. The Merger is not conditioned on Delta or Kentucky Sub obtaining financing. Under the KBCA and Comair's Articles of Incorporation, the affirmative vote of two-thirds of the outstanding Shares is required to approve and adopt the Merger Agreement and the Merger. If Delta, Kentucky Sub and Delta's other affiliates own two-thirds of the outstanding Shares as a result of the Offer or otherwise, Delta and Kentucky Sub would have sufficient voting power to and would approve the Merger without the affirmative vote of any other shareholder of Comair. Unless it is not required to do so under the KBCA, Comair has agreed to cause a meeting of its shareholders as soon as reasonably practicable after consummation of the Offer for the purpose of voting on the approval and adoption of the Merger and the Merger Agreement. Delta, Delta Holdings and Kentucky Sub have agreed to vote their Shares in favor of the Merger.

     No dissenters' rights are available in connection with the Offer; however, shareholders of Comair who have not tendered their Shares in the Offer will have dissenters' rights in connection with the Merger.

     The Merger Agreement, copy of which is filed as Exhibit (c)(1) hereto, is summarized in the Offer to Purchase under the captions "INTRODUCTION" and "SPECIAL FACTORS -- Merger Agreement" and is incorporated herein by reference.

     According to the Offer to Purchase, the principal executive offices of Kentucky Sub and Delta are located at Hartsfield Atlanta International Airport, 1030 Delta Boulevard, Atlanta, Georgia 30320. The principal executive offices of Delta Holdings are located at 1105 North Market Street, Suite 1300, Wilmington, Delaware 19801.

ITEM 3. IDENTITY AND BACKGROUND

     (a) The name and address of Comair, which is the person filing this
Schedule 14D-9, are set forth in Item 1 above, which information is incorporated herein by reference.

     (b)(1) Certain contracts, agreements, arrangements or understandings between Comair or its affiliates and certain of its executive officers, directors or affiliates are described below. In addition, Comair has entered into certain employment agreements, termination of employment and change in control arrangements with its executive officers, directors and affiliates, as described in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (the "Information Statement"), which is attached to this Schedule 14D-9 as Annex I and is incorporated herein by reference.

     1. Chairman/Chief Executive Officer and President/Chief Operating Officer -- Employment Agreements

     Effective August 10, 1999, Comair amended its employment agreements with David R. Mueller, Chairman and Chief Executive Officer of Comair, and David A. Siebenburgen, President and Chief Operating Officer of Comair. The term of each of the agreements is three years. Upon the expiration of the initial three-year term, the term of each of the agreements shall be extended for an additional year unless either party gives thirty days' notice to not extend the term. Mr. Mueller is employed as the Chief Executive Officer and Chairman of the Board of Directors of Comair and has a base salary of $555,000. Mr. Siebenburgen is employed as President and Chief Operating Officer of Comair and has a base salary of $500,000.

     Upon a "Change in Control" of Comair the employment agreements will terminate and (A) Mr. Mueller will be entitled to a lump-sum payment equal to three times the sum of (i) his base salary in effect at the termination date,
(ii) the average annual bonus compensation payable to Mr. Mueller during the prior three fiscal years plus (iii) his average annual award under Comair's Deferred Compensation Incentive Plan during the prior three fiscal years, and
(B) Mr. Siebenburgen will be entitled to a lump-sum payment equal to three times the sum of (i) his base salary in effect at the termination date, (ii) his annual bonus compensation paid in fiscal 1999 plus (iii) his award under the Deferred Compensation Plan with respect to fiscal 1999. The acceptance of Shares for payment in the Offer will constitute a Change in Control for purposes of the employment agreements.

     In addition, upon a change of control the executives' stock options and interest in Comair's Deferred Incentive Compensation Plan will fully vest. The employment agreements also provide that Comair will provide to the executives
(i) a fully paid-up term life insurance policy and disability policy with premiums prepaid for the remainder of the executives' lives, (ii) family medical insurance coverage and benefits comparable to the insurance coverage provided to Comair's executives for the executives and their spouses for the remainder of their lives (each executive may elect to receive a lump sum in cash equal to the present value of this medical insurance coverage), (iii) lifetime travel privileges for the executives, their spouses and dependent children on all Comair flights and (iv) lifetime access to and the right to travel, upon reasonable notice, on a private aircraft furnished by and at the expense of Comair, provided that if such travel exceeds fifty flight hours in a twelve-month period, such executive shall reimburse Comair for such excess travel. To the extent that any of the foregoing payments and benefits are subject to the golden parachute excise tax under

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Section 4999 of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), the executives will be entitled to payments to make them whole for such taxes.

     The foregoing description of Mr. Mueller's and Mr. Siebenburgen's employment agreements does not purport to be complete and is qualified in its entirety by reference to such agreements which are filed as Exhibits (c)(2) and
(c)(3) and are incorporated herein by reference.

     2. Senior Vice Presidents -- Employment Agreements

     Effective August 10, 1999, Comair entered into an employment agreement with each of K. Michael Stuart, Charles E. Curran, Randy D. Rademacher and Linda E. Noble. The term of each of such agreement is two years. In their capacity as Senior Vice Presidents, Messrs. Stuart, Curran and Rademacher are paid a base salary of $220,000. In her capacity as a Senior Vice President, Ms. Noble is paid a base salary of $190,000.

     Upon a "Change in Control" of Comair Messrs. Stuart, Curran and Rademacher and Ms. Noble will be entitled to a lump-sum amount that is equal to two times the sum of (i) the base salaries in effect at the termination date, (ii) the average annual bonus compensation payable to each executive during the prior three fiscal years and (iii) the average annual award under Comair's Deferred Compensation Incentive Plan during the prior three fiscal years. Each of Messrs. Stuart's, Curran's and Rademacher's and Ms. Noble's employment agreements also provide for (i) a fully paid-up term life insurance policy and disability policy with premiums prepaid for two years, (ii) family medical insurance coverage and benefits comparable to the insurance coverage provided to Comair's executives for the executive and his or her spouse for two years (however, the executive may elect to receive a lump sum, in cash, equal of the present value of the medical insurance coverage for such period) and (iii) travel privileges for two years for each of them and each of their respective spouses and dependent children on all Comair flights. To the extent that any of the foregoing payments and benefits are subject to the golden parachute excise tax under Code Section 4999, the executives will be entitled to payments to make them whole for such taxes. The acceptance of Shares for payment in the Offer will constitute a Change in Control for purposes of the employment agreements.

     The foregoing description of the Employment Agreements of Messrs. Stuart, Curran and Rademacher and Ms. Noble does not purport to be complete and is qualified in its entirety by reference to such employment agreements which are filed as Exhibits (c)(5), (c)(4), (c)(6) and (c)(7), and are incorporated herein by reference.

     3. Vice Presidents -- Employment Agreements

     Effective August 10, 1999, Donald T. Bornhorst, C. Michael Willis, Donald
J. Osmundson, Brian L. McDonald, Linda D. Landers, Kenneth W. Marshall and Ralph
E. Martin (collectively, the "Vice Presidents") entered into employment agreements with Comair. The term of each such agreement is one year.

     Upon a "Change in Control" of Comair, the Vice Presidents will be entitled to a lump-sum amount that is equal to one times the sum of (i) the base salaries in effect at the termination date, (ii) the average annual bonus compensation payable to each executive during the prior three fiscal years and (iii) the average annual award under Comair's Deferred Compensation Incentive Plan during the prior three fiscal years. Each of the Vice Presidents' employment agreements also provides for (i) a fully paid-up term life insurance policy and disability policy with premiums prepaid for one year, (ii) family medical insurance coverage and benefits comparable to the insurance coverage provided to Comair's executives for the executive and his or her spouse for one year (however, the executive may elect to receive a lump sum, in cash, equal of the present value of the medical insurance coverage for such period) and (iii) travel privileges for one year for each of them and each of their respective spouses and dependent children on all Comair flights. To the extent that any payments and benefits are subject to the golden parachute excise tax under Code Section 4999, they will be entitled to payments to make them whole for such taxes. The acceptance of Shares for payment in the Offer will constitute a Change in Control for purposes of the employment agreements.

     The foregoing description of the employment agreements of the Vice Presidents does not purport to be complete and is qualified in its entirety by reference to such employment agreements.

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     4. Non-Employee Directors

     In August Comair and each of Peter H. Forster, John A. Haas, Gerald L. Walker, Robert H. Castellini, Christopher J. Murphy, III and Raymond A. Mueller (the "Non-Employee Directors") executed certain agreements in connection with the additional services and responsibilities required by any change in control situation. Upon a "Change in Control" of Comair each Non-Employee Director is entitled to receive a lump-sum payment equal to such director's earned but unpaid director's fees for the period through and including the date of the Change in Control and an amount equal to five times the annual director's fees. The Non-Employee Directors agreements also provide for lifetime travel privileges for the Non-Employee Directors and their immediate family members on all Comair flights. The basic annual director fee paid to Non-Employee Directors of Comair is $20,000.

     The foregoing description of the Non-Employee Directors agreement does not purport to be complete and is qualified in its entirety by reference to the Non-Employee Directors agreements which are filed as Exhibits (C)(8) through
(C)(13), and are incorporated herein by reference.

     Effective August 10, 1999, the Board of Directors concluded that Comair and its shareholders would benefit from assistance in exploring certain strategic alternatives for Comair, including acquisitions, code sharing, multiple connection agreements and other alternatives, including and conducting discussions with Delta with respect to the renewal of the Delta Connection Agreement. The Board designated Pete Forster to assist management in this process. Mr. Forster has been paid $403,000 by Comair for services rendered to Comair in evaluating and negotiating these strategic alternatives.

     5. Raymond A. Mueller -- Consulting Agreement

     The consulting agreement between Raymond A. Mueller ("Mr. R. Mueller") and Comair became effective upon the retirement of Mr. R. Mueller in June 1990 and will terminate upon his death. The consulting agreement, as amended on June 5, 1990, provides for annual payments of $150,000 to Mr. R. Mueller. Upon a "Change of Control" of Comair Mr. R. Mueller may, at his sole option, elect to terminate the Consulting Agreement, in which event Comair is required to make a lump sum payment equal to the present value of the amounts to be paid over the remaining term of the Consulting Agreement. On August 10, 1999, the Board of Directors authorized an amendment to Mr. Mueller's Consulting Agreement to provide lifetime access to and the right to travel, upon reasonable notice, on a private aircraft furnished by and at the expense of Comair, provided that if such travel exceeds fifty flight hours in a twelve-month period, Mr. R. Mueller shall reimburse Comair for such excess travel. During the term of the Consulting Agreement, Mr. R. Mueller is entitled to receive the hospitalization, health and accident and disability insurance made available to Comair's executive officers. The acceptance of Shares for payment in the Offer will constitute a Change in Control for purposes of the Consulting Agreement.

     The foregoing description of the Consulting Agreement with Mr. R. Mueller does not purport to be complete and is qualified in its entirety by reference to such agreement which is filed as Exhibit (C)(14), and is incorporated herein by reference.

     6. Stock Option Plans

     Upon a "Change in Control" of Comair each option outstanding under Comair's employee and director stock option plans will be fully vested and exercisable and, at the Effective Time of the Merger, will be canceled in return for a cash payment to the optionholder equal to the product of the merger consideration minus the per share exercise price of the option, multiplied by the number of shares subject to such option. The aceptance of Shares for payment in the Offer will constitute a Change in Control for purposes of the Consulting Agreement.

     The foregoing description of the 1990 Stock Option Plan, the 1992 Directors' Stock Option Plan and the 1998 Stock Option Plan does not purport to be complete and is qualified in its entirety by reference to such agreements which are filed as Exhibits (C)(15), (C)(16) and (C)(17), and are incorporated herein by reference.

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     Deferred Incentive Compensation Plan

     Comair's Deferred Incentive Compensation Plan (the "Deferred Plan") permits a select group of management or highly compensated employees to defer a specified percentage of their incentive compensation. The Deferred Plan also provides for Comair to make contributions based upon the net profit of the Company on behalf of certain officers. Such officers' right to receive Comair's contributions vests over twenty years. However, in the event of a "Change in Control" of Comair such contributions will become fully vested.

     The foregoing description of the Deferred Incentive Compensation Plan does not purport to be complete and is qualified in its entirety by reference to the Deferred Incentive Compensation Plan which is filed as Exhibit (c)(18) and is incorporated herein by reference.

     (b)(2) Certain contracts, agreements, arrangements or understandings between Comair or its affiliates and Kentucky Sub or any of its affiliates are described below.

     1. Marketing and Code Sharing Arrangements Between Comair and Delta

     Comair has operated in Cincinnati, Ohio since 1984 and in Orlando, Florida since 1987 as a "Delta Connection" carrier pursuant to a marketing agreement with Delta (the "Delta Connection Agreement"). The current Delta Connection Agreement was entered into on October 1, 1989 and expires on October 31, 1999. In connection with the Offer, Delta and Comair currently intend to extend the Delta Connection Agreement on a month-to-month basis after it expires.

     Under the Delta Connection program, all Comair flights are promoted as part of the Delta route network in computer systems used by travel agents and in advertising and published timetables, and all Comair flights carry the Delta designator code. Comair flights are sold on Delta ticket stock, and substantially all revenue from Comair ticket sales by travel agents are remitted to Delta. Delta handles Comair reservations calls. Customer payments for tickets purchased from agents or at Delta city ticket offices for Comair flights are remitted to Delta. Comair and Delta split revenues (less cost of sales) in accordance with a revenue proration arrangement. Under this arrangement, Comair is paid all revenue (less cost of sales) for tickets sold to passengers not connecting to a Delta-operated flight (i.e., local traffic). Revenue for passengers traveling on a ticket with a Comair flight connecting to a Delta-operated flight are prorated between Delta and Comair using a proration methodology that considers the mileage of the flight segments flown and the relative cost of the service provided, minus the cost of sales, with adjustments made for international tickets.

     As noted above, all Comair flights operate under the Delta Code. These flights' generated revenues for Comair of approximately $625.4 million and $725.9 million in Comair's fiscal years ended March 31, 1998 and 1999, respectively, representing substantially all of Comair's revenues. During Comair's fiscal year ended March 31, 1999 approximately 45% of Comair's passengers connected with or from Delta flights. Pursuant to separate arrangements, Comair leases reservation equipment and certain facilities from Delta, and Delta provides certain services to Comair including reservations and passenger and ground handling services. Expenses under these arrangements in Comair's fiscal years ended March 31, 1998 and 1999 were approximately $26.2 million and $30.4 million, respectively.

     A copy of the Delta Connection Agreement is filed as Exhibit (c)(19) to this Schedule 14D-9 and is incorporated herein by reference, and the foregoing summary is qualified in its entirety by reference thereto.

     2. Delta Ownership of Shares; Stock Purchase Agreement

     On July 25, 1986, Delta purchased from Comair 1,850,000 Shares pursuant to a stock purchase agreement dated June 11, 1986 (the "Stock Purchase Agreement") between the two companies. Delta made this investment for the purposes of obtaining a significant equity interest in Comair, and to enhance Comair's continuing participation in the "Delta Connection" program. After giving effect to the issuance of these Shares, Delta's investment represented approximately 19.35% of the then outstanding number of Shares which, as a result of stock splits and Share repurchases by Comair, represents approximately a 22.06% of the outstanding Shares as of October 17, 1999.

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     On December 27, 1989, Delta assigned and transferred to Delta Holdings all of the Shares then owned by Delta.

     The Stock Purchase Agreement provides that, if Delta so requests, (i) Comair will take such action as may be necessary to cause the election to the Comair board of directors (the "Board" or the "Board of Directors") of one designee of Delta reasonably acceptable to Comair and (ii) for as long as Delta owns at least 10% of the Shares, Comair will include at least one Delta designee reasonably acceptable to Comair on its slate of nominees for election as directors and will use its reasonable best efforts to assure that such individual is elected to the Comair Board (including, without limitation, by soliciting proxies in favor of such election). Since March 31, 1997, neither Delta nor any of its affiliates have nominated any designees to or had any representatives on the Comair Board. In addition, the Stock Purchase Agreement provides Delta certain registration rights for the Shares acquired by it pursuant to the Stock Agreement and certain preemptive rights with respect to future issuances of Shares or other voting securities of Comair.

     Pursuant to the Stock Purchase Agreement, Delta has agreed that, except under certain circumstances, neither it nor any entity controlled by it will acquire, without the written consent of Comair, ownership of more than 25% of the outstanding Shares. Comair consented to the Offer and the Merger in the Merger Agreement. In addition, under the Stock Purchase Agreement, Delta has granted Comair a right of first refusal with respect to any voting securities of Comair that Delta may determine to sell, at any time Delta owns at least 5% of the outstanding Shares, in a private sale or in certain public offerings registered under the Securities Act.

     Other than as described above, neither Delta nor any of its subsidiaries has acquired or disposed of any Shares prior to the date hereof. As of the close of business on October 21, 1999, Delta beneficially owned 21,072,655 of the 95,526,431 outstanding Shares, representing approximately 22.06% of the Shares then outstanding. The increase since 1986 in the number of Shares beneficially owned by Delta, and in its relative percentage ownership of Shares, is the result of stock splits and repurchases by Comair of Shares since that time.

     A copy of the Stock Purchase Agreement is filed as Exhibit (c)(20) to this
Schedule 14D-9 and is incorporated herein by reference, and the foregoing summary is qualified in its entirety by reference thereto.

     3. Confidentiality Agreement

     Delta and Comair are parties to a Confidentiality Agreement dated September 29, 1999 containing customary terms, including a standstill provision and restrictions on solicitations by Delta of certain employees of Comair. The standstill provision generally provides that until September 29, 2000, Delta will not: (i) acquire any Shares if the effect of such acquisition would be to increase the aggregate ownership of the Shares by Delta or its affiliates to greater than 25% of all the Shares then outstanding, (ii) make, or in any way participate in, any "solicitation" of "proxies" to vote, or seek to advise any person with respect to the voting of Shares, (iii) make any public announcement with respect to, or submit a proposal for, or offer of, any extraordinary transaction involving Comair or any substantial portion of its assets, (iv) form, join or in any way participate in a "group" as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, in connection with any of the foregoing, or (v) request Comair to amend or waive any provision of the foregoing.

     A copy of the Confidentiality Agreement is filed as Exhibit (c)(21) to this
Schedule 14D-9 and incorporated herein by reference, and the foregoing summary is qualified in its entirety by reference thereto.

     4. Indemnification of Directors and Officers

     Comair is a Kentucky corporation. Pursuant to Section 271B.8-500 to 580 of the KBCA, except as described below, a corporation may indemnify an individual made a party to a proceeding because he is or was a director, officer, employee or agent of the corporation against liability incurred in the proceeding if (i) he conducted himself in good faith, (ii) he reasonably believed, in the case of conduct in his official capacity with the corporation, that his conduct was in its best interests, and in all other cases, that his conduct was at least not opposed to its best interests and (iii) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. A corporation may not indemnify a director, officer, employee or agent of

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the corporation (i) in connection with a proceeding by or in the right of the corporation in which the director, officer, employee or agent of the corporation was adjudged liable to the corporation, or (ii) in connection with any other proceeding charging improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable. In addition, a corporation shall indemnify a director or officer who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he is or was a director or officer of the corporation against reasonable expenses incurred by him in connection with the proceeding.

     Pursuant to Section 271B.8-550 of the KBCA, a corporation shall not indemnify a director unless authorized in the specific case after a determination has been made that indemnification of the director is permissible in the circumstances because he has met the standard of conduct set forth above, which determination shall be made: (i) by the board of directors by majority vote of a quorum consisting of directors not at the time parties to the proceeding, (ii) if a quorum cannot be obtained by majority vote of a committee duly designated by the board of directors (in which designation directors who are parties may participate), consisting solely of two or more directors not at the time parties to the proceeding, (iii) by special legal counsel, or (iv) by the shareholders.

     Pursuant to Comair's By-laws, to the full extent permitted by the KBCA, Comair shall indemnify any person made or threatened to be made a party to any proceeding (whether brought by or in the right of Comair or otherwise) by reason of the fact that he or she is or was a director or officer of the Corporation, or is or was serving at the request of Comair as a director or officer of another corporation, against judgments, penalties, fines, settlements and reasonable expenses (including attorneys' fees) actually incurred by him or her in connection with such proceeding. In addition, the Board of Directors may, at any time, approve indemnification of any other person which Comair has the power to indemnify. The indemnification shall not be deemed exclusive of any other rights to which a person may be entitled as a matter of law or by contract or by vote of the board of directors or the shareholders. Comair may purchase and maintain indemnification insurance for any person to the extent provided by applicable law.

     Pursuant to the Merger Agreement, for six years after the Effective Time (and to the extent Delta has been notified in writing that a third party has made a claim that is the subject of indemnification hereunder before the expiration of such period, for so long thereafter as such claim is not finally adjudicated, settled, time-barred or otherwise subject to an applicable statute of limitations), Delta will cause the Surviving Company to indemnify and hold harmless the present and former officers and directors of Comair in respect of acts or omissions occurring prior to the Effective Time to the extent provided under the Articles of Incorporation and By-laws of Comair in effect October 17, 1999 and previously provided to Delta. In addition, for six years after the Effective Time, Delta will cause the Surviving Company to use its best efforts to provide officers' and directors' liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such Person currently covered by Comair's officers' and directors' liability insurance policies on terms with respect to coverage and amount no less favorable than the aggregate coverage and amounts of such policies in effect on the date hereof; provided that in satisfying its obligation, Delta shall not be obligated to cause the Surviving Company to pay premiums in excess of 150% of the amount per annum Comair paid in the fiscal year ended March 31, 1999.

     5. The Merger Agreement

     The Merger Agreement, a copy which has been filed as Exhibit (c)(1) hereto, is summarized in the Offer to Purchase under the caption "INTRODUCTION" and "SPECIAL FACTORS -- MERGER AGREEMENT" and is incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

     (A) RECOMMENDATION OF THE BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS OF COMAIR HAS UNANIMOUSLY APPROVED AND ADOPTED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, AND DETERMINED THAT THE

MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, ARE FAIR TO, AND IN THE BEST INTERESTS OF, COMAIR AND THE HOLDERS OF SHARES (OTHER THAN DELTA AND ITS AFFILIATES), AND RECOMMENDS THAT SHAREHOLDERS ACCEPT THE OFFER, TENDER THEIR SHARES PURSUANT TO THE OFFER AND APPROVE AND ADOPT THE MERGER AGREEMENT.

     A copy of a letter to Comair's shareholders is filed as Exhibit (a)(1) to this Schedule 14D-9 and is incorporated herein by reference.

     (B) BACKGROUND OF THE MERGER AND THE OFFER; REASONS FOR THE RECOMMENDATION

     1. Background of the Merger and the Offer

     On December 18, 1998, representatives of Delta and Comair met to discuss various aspects of the relationship between Delta and Comair, and to exchange views as to the strategic direction of the regional commuter market and the Delta Connection program. This included an exploratory discussion of the concept of a transaction that would include certain operations of Delta, ASA Holdings, Inc. ("ASA") and Comair. Delta subsequently informed Comair that Delta was considering various alternatives with respect to its relationship with ASA and it did not at that time intend to pursue further discussions with Comair concerning such a concept.

     On February 16, 1999, Delta and ASA announced that they had entered into an Agreement and Plan of Merger. ASA became an indirect, wholly owned subsidiary of Delta on May 11, 1999.

     During the months of May, June and July 1999, representatives of Delta and Comair again had preliminary contacts concerning the possibility of exploring a transaction involving Comair and ASA. No substantive discussions concerning such a transaction occurred.

     On May 18 and July 20, 1999, at regularly scheduled meetings of Comair's Board of Directors, the Comair Board reviewed the status of the discussions with Delta regarding the upcoming October 31, 1999 expiration of the Delta Connection Agreement between Delta and Comair as well as strategic alternatives and initiatives that could be considered in light of such expiration.

     On July 29, 1999, Leo Mullin, the President and Chief Executive Officer of Delta, and David R. Mueller, the Chairman and Chief Executive Officer of Comair, discussed the upcoming October 31, 1999 expiration of the Delta Connection Agreement. Mr. Mullin stated that Delta believed the existing commercial relationship undercompensated Delta and overcompensated Comair and was inconsistent with current market terms, including recent agreements between Delta and certain other Delta Connection carriers. Mr. Mullin identified possible alternatives for addressing the expiration of the Delta Connection
Agreement: (i) renegotiation of the existing agreement, which might include a different type of commercial relationship pursuant to which Delta would purchase Comair's capacity (i.e. available seat miles) and would pay Comair a base rate equal to Comair's cost plus a specified percentage that would increase if Comair met certain performance incentives (an "ASM Buy") or (ii) if Comair thought it appropriate, an acquisition of Comair by Delta. Mr. Mullin added, however, that it was premature at that time to discuss an acquisition because Delta had not done the work necessary to decide whether this was a viable alternative. Mr. Mueller said that although discussion of an acquisition of Comair might be premature, he would discuss these matters with Comair's Board at their scheduled August 10, 1999, meeting.

     At such meeting on August 10, 1999, Comair's Board again discussed the various options that could be considered in light of the October 31, 1999, expiration of the Delta Connection Agreement, including a renegotiation of the Delta Connection Agreement, alternative acquisitions, code-sharing arrangements with other carriers, multiple connection agreements and an acquisition of Comair by Delta. Comair's Board directed management to begin to actively explore certain of these alternatives. Pursuant to this direction, Comair retained Morgan Stanley as its financial advisor in the consideration of these alternatives.

     On August 12, 1999, Mr. Mueller informed Mr. Mullin in a telephone conversation that Comair's Board thought that Comair should remain independent and that Comair was currently analyzing a range of alternatives and initiatives including renegotiation of the Delta Connection Agreement. Mr. Mueller asked Mr. Mullin to call him back and tell him how he wished to proceed.

     On August 17, 1999, Mr. Mullin telephoned Mr. Mueller and informed him that Delta's preferred approach for addressing the October 31, 1999, expiration of the Delta Connection Agreement was to reach agreement on the terms of a new commercial agreement between the parties and not to pursue an acquisition of Comair. Later that day, Warren Jenson, then the Chief Financial Officer of Delta, Edward West, the current Chief Financial Officer of Delta, and Brian LaBrecque of Delta met with a team from Comair headed by David Siebenburgen, President, Chief Operating Officer and a director of Comair. At this meeting, Delta's representatives outlined the broad terms of a proposal for a new marketing agreement. Delta's representatives stated that the new arrangements should be more comparable to current market terms as reflected in ASM Buy agreements recently entered into between Delta and certain other Delta Connection carriers. Comair's representatives said that they were willing to consider using Delta's proposed terms as the basis for discussions with respect to new operations, but proposed that the current economic arrangements stay in place for flights operating in Cincinnati. In telephone calls on August 23, 1999, and in a meeting held on August 24, 1999, representatives of Delta and Comair discussed Delta's proposed term sheet for an ASM Buy agreement.

     On August 18 and September 8, 1999, the Comair Board met with representatives of Morgan Stanley to discuss various strategic alternatives and initiatives and to review the impact of such alternatives and initiatives on Comair and the value of the Shares.

     On August 27, 1999, Messrs. Mullin and Jenson met with Mr. Mueller and Peter Forster, an outside director of Comair. At this meeting, Comair's representatives expressed their concerns with Delta's proposed terms for a new commercial agreement and suggested alternative approaches for addressing the October 31, 1999, expiration of the Delta Connection Agreement, including the possibility of monetizing a portion of Delta's equity interest in Comair. Messrs. Mullin and Jenson asked Mr. Forster to provide them with a written outline of these proposals, but stated that the basis for any discussions had to be a market based commercial agreement.

     On September 17, 1999, Mr. Mullin, Frederick Reid, the Chief Marketing Officer of Delta, and Mr. West met with Messrs. Mueller, Forster and Siebenburgen. At that meeting Mr. Forster stated that while Comair's preferred approach was to continue its relationship with Delta, Comair was exploring certain other options, including arrangements with other airlines, in the event Delta and Comair could not agree on terms for a new commercial agreement. He then proposed four alternative approaches for continuing the Delta-Comair relationship: (i) maintaining the existing economic arrangements for Comair operations at Cincinnati and negotiating new arrangements based on current market terms for such arrangements for all other existing and new business, (ii) using the same arrangements as described in clause (i) above but with Comair managing ASA's operations on behalf of Delta for a negotiated fee, (iii) Comair purchasing ASA from Delta and utilizing arrangements similar to those described in clause (i) above for Comair and ASA and (iv) Delta acquiring Comair. Mr. Mullin said that the alternative described in clause (i) was not consistent with existing market terms and that Delta was not interested in pursuing the alternatives involving ASA. As to the acquisition alternative, Mr. Mullin stated that, while Delta did not rule out the possibility of exploring whether an acquisition of Comair was viable, Delta's preference was to put in place a new commercial agreement with Comair and he believed the parties should focus their attention on attempting to negotiate such an agreement. Mr. Mullin also said these matters needed to be resolved in the next few weeks as Delta would not extend the Delta Connection Agreement after its October 31, 1999, expiration for any significant period of time.

     During the next week, representatives of Delta and Comair continued to discuss the possible terms of a new commercial agreement. On September 23, 1999, Mr. Siebenburgen and Mr. West had a telephone conversation in which Mr. Siebenburgen stated that Comair and Delta were still far apart on the economic terms of a new commercial agreement. Messrs. Siebenburgen and West agreed that Comair and Delta should continue their efforts to reach an agreement. The parties decided it would need to be appropriate for Delta's and Comair's respective advisors to begin to discuss how to proceed with respect to exploring the viability of an acquisition of Comair by Delta. Over the next few days, the legal and financial advisors of Comair and Delta held preliminary discussions on the scope of due diligence and the terms of a confidentiality agreement. No agreement was reached on these matters.

     In a letter dated September 24, 1999, Comair delivered its response to Delta's proposals concerning a new commercial agreement.

     On September 30, 1999, Messrs. Mueller and Mullin had a telephone conversation in which they discussed the status of the ongoing negotiations over the commercial agreement. In the course of this conversation, Mr. Mullin said that it was necessary for the parties to make substantial progress in resolving their commercial relationship over the next few weeks since Delta would require some time to implement alternative plans in the event no agreement between Delta and Comair was reached.

     During a discussion on September 30, 1999, between representatives of Goldman Sachs, the financial advisor to Delta, and Morgan Stanley, the Goldman Sachs representative stated that, although Delta had not determined whether to proceed with the acquisition alternative and was not in a position to make an acquisition proposal at that time, it was his view that, if the acquisition alternative were to be pursued, a per Share value for Comair in a range from "the very high teens to $20.00" might be appropriate, subject to performing the necessary work to validate such value.

     On October 1, 1999, the Comair Board met to discuss the status of the discussions with Delta regarding a possible acquisition of Comair by Delta, the upcoming October 31, 1999, expiration of the Delta Connection Agreement and various other strategic alternatives and initiatives, including the possibility of no ongoing relationship with Delta, entering into code-sharing arrangements with other carriers, entering into multiple connection agreements and entering into certain other commercial arrangements with other carriers. Representatives from Morgan Stanley gave a presentation regarding the valuation impact of various strategic alternatives and initiatives and representatives of Shearman & Sterling, special counsel to Comair, discussed with the Comair Board the legal standards applicable to its consideration of these alternatives.

     On October 4, 1999, Morgan Stanley informed Goldman Sachs that Comair's Board had met and had discussed a number of alternatives available to Comair, and had instructed management and Morgan Stanley to actively explore certain alternatives and strategic initiatives that did not involve Delta. The Morgan Stanley representative also explained that the Comair Board had determined that there was no basis for Comair to proceed with an acquisition by Delta of Comair at that time but that Comair wished to continue to try to reach agreement on the terms of a new commercial agreement with Delta. On October 6, 1999, a representative of Morgan Stanley stated to Mr. West that the Comair Board was actively exploring alternatives other than the acquisition alternative but was interested in continuing negotiations with Delta on a new commercial agreement. In the course of that discussion, the Morgan Stanley representative indicated that, in his view, if Comair's Board were ever to seriously consider an acquisition, it would be at a price significantly in excess of the potential valuations previously expressed by Goldman Sachs.

     On October 6, 1999, Delta sent a letter to Comair modifying in certain respects Delta's previously proposed terms for a new commercial agreement in an attempt to address certain of Comair's concerns. In this letter, Delta also expressed the need to resolve the negotiations on the commercial agreement before October 31, 1999 for operational and logistical reasons. On October 8, 1999, representatives of Delta and Comair met and discussed their respective positions on the commercial agreement negotiations.

     On October 12, 1999, representatives of Morgan Stanley and Goldman Sachs had a telephone conversation to discuss the parties's respective alternatives in light of the status of the commercial agreement negotiations. In the course of this discussion, the Goldman Sachs representative referred to the conversation between the Morgan Stanley representative and Mr. West on October 6, 1999, and indicated that, in his view, if an acquisition alternative were pursued, a per Share value that was near the midpoint of the $20-$25 range would be appropriate, subject to performing the necessary work to validate that value. The Morgan Stanley representative responded that he believed that the Comair Board was no longer engaged in exploring the feasibility of an acquisition, but that he would report the conversation to Comair's management.

     The following day, Mr. Mueller called Mr. Mullin to suggest that they meet to discuss whether an acquisition of Comair by Delta represented a viable and mutually satisfactory alternative. Mr. Mullin suggested that in order for Delta to assess the feasibility of an acquisition of Comair, due diligence investigations should begin prior to that meeting, and Mr. Mueller agreed. Delta, Comair and their respective representatives and advisors then had a number of discussions concerning the scope of due diligence and the terms of a confidentiality agreement between the parties. On the evening of October 13, 1999, Delta and Comair entered into the Confidentiality Agreement and Delta commenced due diligence the next morning. On the evening of October 15, 1999, the respective legal advisors of Delta and Comair held preliminary discussions concerning the terms of a draft merger agreement.

     On the morning of October 16, 1999, Messrs. Mueller and Forster met with Messrs. Mullin and West to determine whether an agreement could be reached concerning the acquisition of Comair by Delta. At that meeting, after lengthy negotiations, the parties agreed to recommend to their respective Boards of Directors a purchase price of $23.50 per Share in cash, subject to satisfactory completion of due diligence and reaching agreement on the terms of a merger agreement. At this meeting, the parties also discussed the possibility of Mr. Mueller entering into a consultancy arrangement with Delta and the role of Mr. Siebenburgen in Delta's organization in the event that Delta acquired Comair.

     At a meeting of the Comair Board held on the evening of October 16, 1999, Mr. Forster reviewed with the Comair Board the discussions with Messrs. Mullin and West earlier in the day, and management reviewed various alternative strategies and initiatives available to Comair, including an alternative business plan that contemplated no ongoing relationship with Delta, entering into code-sharing arrangements with certain other carriers, entering into multiple connection agreements and entering into certain other commercial arrangements. A representative of Shearman & Sterling reviewed with the directors the legal standards applicable to their deliberation and the terms of the draft Merger Agreement, and Morgan Stanley reviewed its financial analysis of the proposed transaction and expressed its oral opinion (subsequently confirmed in writing) that, as of that date and based on and subject to the matters discussed at the board meeting, the consideration to be received by Comair's shareholders pursuant to the draft Merger Agreement was fair, from a financial point of view, to such shareholders (other than Delta and its affiliates). The Comair Board unanimously approved the proposed transaction on the terms under consideration. On October 17, 1999, Morgan Stanley delivered its written opinion confirming its oral opinion.

     At a meeting held on the morning on October 17, 1999, Delta's Board of Directors heard presentations from Delta's management and legal advisors regarding the proposed transaction. Management reported that an acquisition of Comair would enable Delta to realize revenue gains from factors such as market growth, more efficient operations, integrated revenue management and better utilization of aircraft at both airlines. The Delta Board unanimously approved the proposed acquisition on the terms under consideration.

     The Merger Agreement was signed that evening and the transaction was announced on the morning of October 18, 1999.

     2. Reasons for the Board's Recommendation

     In approving the Merger Agreement and the transactions contemplated thereby, and recommending that holders of Shares accept the Offer and tender their Shares pursuant to the Offer, the Board considered a number of factors, including, but not limited to, the following:

          (i) The familiarity of the Board with the financial condition, results of operations, business and prospects of Comair (as reflected in Comair's historical and projected financial information), current economic and market conditions generally and in the airline industry specifically;

          (ii) That Comair's financial condition, results of operations, business and prospects are substantially affected or influenced by Comair's relationship with Delta and Comair's role as a Delta Connection carrier and that the Delta Connection Agreement terminates on October 31, 1999;

          (iii) That, based upon discussions between Delta and Comair's management as part of the negotiations for the renewal of the Delta Connection Agreement, management's conclusion that the terms of any such renewal would substantially reduce Comair's net income from the net income of Comair previously projected by management;

          (iv) That Delta had proposed other changes to its commercial relationship with Comair, the effect of which management could not readily quantify but which management believed could adversely affect further the future financial performance of Comair;

          (v) That the $23.50 per Share in cash to be paid in the Offer and the Merger would represent a significant premium to the price at which the Shares would likely trade if the Delta Connection Agreement provisions that were under discussion became effective;

          (vi) A review by management of a range of alternative strategies that might be pursued in the event that the Delta Connection Agreement were not to be renewed, the possible values that might be achieved through those strategies, and the Board's conclusion that these alternative strategies entail substantial risk and, in any event, that none of these alternative strategies are likely to result in greater value to Comair or its shareholders than the Offer and the Merger.

          (vii) The opinion of Comair's financial advisor, Morgan Stanley & Co. Incorporated ("Morgan Stanley"), that as of the date of such opinion, the $23.50 per Share to be offered to the shareholders of Comair pursuant to the Merger Agreement is fair from a financial point of view to such shareholders (other than Delta and its affiliates) (a copy of such opinion setting forth the assumptions made and matters considered and limitations set forth by Morgan Stanley is included as Exhibit (a)(2) to this Schedule 14D-9 and shareholders are urged to read such opinion in its entirety);

          (viii) The fact that the Merger Agreement provides for a first-step cash tender offer for all outstanding Shares thereby enabling shareholders who tender their Shares to receive promptly $23.50 per Share in cash, and that shareholders who do not tender their Shares will receive the same cash price in the subsequent Merger;

          (ix) A review of other transactions that could be pursued as possible alternatives to the Offer and the Merger, the range of possible benefits and risks to the shareholders of such alternatives, the timing and likelihood of accomplishing any such alternatives, and the effect of Delta's ownership of approximately 22% of the Shares and commercial relationship with Comair on Comair's ability to pursue any of these alternatives;

          (x) The likelihood that the Offer and the Merger will be consummated, including the fact that the obligations of Delta and Kentucky Sub are not conditioned upon Kentucky Sub obtaining any financing and;

          (xi) The terms and conditions of the Offer, the Merger and the Merger Agreement, including the fact that the Merger Agreement does not preclude the Comair Board from considering other bids that the Comair Board has determined on the terms of such proposal, including the proposed consideration per Share, to be a Superior Proposal, and the Comair's Board's right to terminate the Merger Agreement in order to enter into a Superior Proposal upon the payment of $50 million.

     The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger Agreement, the Comair Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Comair Board may have given different weights to different factors. In light of the nature of Comair's business, the Comair Board did not deem net book value or liquidation value to be relevant indicators of the value of Shares.

     3. Certain Projections for Comair

     The following sets forth certain financial information and projections for Comair for the fiscal years ending March 31, 2000 through 2003. Due to the anticipated revenue reallocation and cost sharing arrangements proposed by Delta as part of the negotiations for the renewal of the Delta Connection Agreement between Comair and Delta, Comair developed its financial projections to reflect Comair management's best estimate of certain potential outcomes and the impact of those outcomes on Comair's expected future financial performance. Comair management provided revised projections for four potential outcomes: (i) the initial proposal made by Delta for the new operating agreement (the "Initial Delta Proposal"), (ii) the hypothetical intended to represent a scenario between the Initial Delta Proposal and the Comair Proposal (as defined below) (the "Intermediate Proposal"), (iii) the last Comair proposal for the new operating agreement (the "Comair Proposal") and (iv) a scenario which represented no ongoing relationship with Delta and the pursuit of certain other alternatives, including code-sharing arrangements with other carriers and other commercial arrangements (the "Alternative Business Plan") (these alternatives collectively, the "Revised Projections").

     Comair does not in the ordinary course publicly disclose projections as to future revenues or earnings and the Projections were not prepared with a view to public disclosure. These projections were not prepared in accordance with generally accepted accounting principles and Comair's independent accountants have not examined or compiled any of the following projections or expressed any conclusion or provided any other form of assurance with respect to such projections and accordingly assume no responsibility for such Projections. The projections were delivered to Morgan Stanley solely in connection with their due diligence investigation of Comair in order for them to prepare the financial analysis described below in connection with the Offer and the Merger. The projections were not prepared with a view to compliance with the guidelines established by the American Institute of Certified Public Accountants regarding projections, which would require more complete presentation of data than as shown below.

                                                           TOTAL REVENUES (IN MILLIONS)
                                                         --------------------------------
                                                         2000     2001     2002     2003
                                                         -----   ------   ------   ------

Comair Proposal........................................  $ 894   $1,021   $1,208   $1,412
Intermediate Proposal..................................  $ 884   $  924   $1,117   $1,362
Initial Delta Proposal.................................  $ 655   $  753   $  889   $1,054
Alternative Business Plan..............................  $ 876   $1,017   $1,291   $1,499

                                                                EBIT (IN MILLIONS)
                                                         --------------------------------
                                                         2000     2001     2002     2003
                                                         -----   ------   ------   ------

Comair Proposal........................................  $ 235   $  260   $  303   $  331
Intermediate Proposal..................................  $ 230   $  142   $  172   $  208
Initial Delta Proposal.................................  $  95   $  107   $  124   $  142
Alternative Business Plan..............................  $ 159   $  128   $  149   $  202

                                                                EARNINGS PER SHARE
                                                         --------------------------------
                                                         2000     2001     2002     2003
                                                         -----   ------   ------   ------

Comair Proposal........................................  $1.57   $ 1.74   $ 2.06   $ 2.28
Intermediate Proposal..................................  $1.50   $ 0.92   $ 1.10   $ 1.34
Initial Delta Proposal.................................  $0.66   $ 0.73   $ 0.86   $ 0.99
Alternative Business Plan..............................  $1.08   $ 0.86   $ 1.00   $ 1.36

     4. Opinion of Morgan Stanley to the Board

     Comair retained Morgan Stanley to act as its financial advisor in connection with the Offer and the Merger and related matters based upon Morgan Stanley's qualifications, expertise and reputation. On October 16, 1999, Morgan Stanley delivered its oral opinion to the Comair Board that, as of such date and based upon the procedures and subject to the assumptions and qualifications described to the Comair Board and later set forth in the written opinion of Morgan Stanley dated October 17, 1999, the consideration to be received by the holders of Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders (other than Delta and its affiliates).

     THE FULL TEXT OF MORGAN STANLEY'S WRITTEN OPINION DATED AS OF OCTOBER 17, 1999, WHICH SETS FORTH, AMONG OTHER THINGS, ASSUMPTIONS MADE, MATTERS CONSIDERED, AND SCOPE AND LIMITATIONS ON THE REVIEW UNDERTAKEN (THE "MORGAN STANLEY OPINION"), IS ATTACHED AS EXHIBIT (A)(2) TO THIS SCHEDULE 14D-9 AND IS INCORPORATED HEREIN BY REFERENCE. HOLDERS OF SHARES ARE URGED TO, AND SHOULD, READ THE MORGAN STANLEY OPINION CAREFULLY AND IN ITS ENTIRETY. THE MORGAN STANLEY OPINION IS DIRECTED TO THE COMAIR BOARD AND ADDRESSES THE FAIRNESS OF THE CONSIDERATION, FROM A FINANCIAL POINT OF VIEW, TO THE HOLDERS OF SHARES (OTHER THAN DELTA AND ITS AFFILIATES) PURSUANT TO THE MERGER AGREEMENT AND IT DOES NOT ADDRESS ANY OTHER ASPECT OF THE MERGER NOR DOES IT CONSTITUTE A RECOMMENDATION AS TO WHETHER OR NOT HOLDERS OF SHARES SHOULD PARTICIPATE IN THE OFFER. THE SUMMARY OF THE MORGAN STANLEY OPINION SET FORTH IN THIS OFFER TO PURCHASE IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

     In arriving at its opinion, Morgan Stanley (i) reviewed certain publicly available financial statements and other information of Comair; (ii) reviewed certain internal financial statements and other financial and operating data concerning Comair prepared by the management of Comair; (iii) reviewed certain financial projections prepared by the management of Comair; (iv) discussed the past and current operations and financial condition and the prospects of Comair, including Comair's expected future relationship with Delta, with senior executives of Comair; (v) reviewed the reported prices and trading activity for the Shares; (vi) compared the financial performance of Comair and the prices and trading activity of the Shares with that of certain other comparable publicly-traded companies and their securities; (vii) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions; (viii) participated in discussions and negotiations among representatives of Comair and Delta and their financial and legal advisors; (ix) reviewed the draft Merger Agreement and certain related documents; and (x) performed such other analyses and considered such other factors as Morgan Stanley deemed appropriate.

     In rendering its opinion, Morgan Stanley assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by Morgan Stanley for the purposes of the Morgan Stanley Opinion. With respect to the financial projections, Morgan Stanley assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Comair. In addition, Morgan Stanley assumed that the Offer and the Merger would be consummated on the terms set forth in the Merger Agreement. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of Comair, nor was Morgan Stanley furnished with any such appraisals. The Morgan Stanley Opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, the date of the Morgan Stanley Opinion.

     In arriving at its opinion, Morgan Stanley was not authorized to solicit, and did not solicit, interest from any party, nor did it have discussions with any party other than Delta with respect to the acquisition of Comair or any of its assets.

     Below is a brief summary of certain analyses performed by Morgan Stanley and reviewed with the Comair Board on October 16, 1999 in connection with the preparation of the Morgan Stanley Opinion and with its oral presentation to the Comair Board on such date. Certain of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses of Morgan Stanley, the tables must be read together with the text of each summary. These tables alone do not constitute a complete description of Morgan Stanley's financial analysis.

     The current unaffected market price of the Shares was not an appropriate means of valuation because it did not reflect the impact of the Revised Projections and, consequently, Morgan Stanley based its analyses on the Revised Projections. The Revised Projections are set out in the Schedule 14D-9 being mailed to Comair shareholders herewith.

     COMPARABLE PUBLIC COMPANY ANALYSIS. As part of its analysis, Morgan Stanley compared certain financial information of Comair with corresponding publicly available information of a group of four publicly-traded regional airline companies that Morgan Stanley considered comparable in certain respects with Comair (the "Comparable Public Companies"), which group included: Mesa Air Group, Inc.; Atlantic Coast Airlines Holdings, Inc.; Sky West, Inc.; and Mesaba Holdings, Inc.

     Morgan Stanley analyzed the profitability of the Revised Projections versus the profitability of Comparable Public Companies. The profitability measure used was operating income as a percent of sales.

    REVISED PROJECTIONS VERSUS PROFITABILITY OF COMPARABLE PUBLIC COMPANIES

                                          COMPARABLE COMPANIES VS.     COMPARABLE COMPANIES VS.
COMPANIES                                COMAIR BLENDED 2001 MARGIN   COMAIR BLENDED 2003 MARGIN
---------                                --------------------------   --------------------------
Comair Proposal........................             25.5%                        23.5%
Initial Delta Proposal.................             14.2%                        13.5%
Intermediate Proposal..................             15.4%                        15.2%
Alternative Business Plan..............             12.6%                        13.5%
Atlantic Coast Airlines Holdings,
  Inc.(1)..............................             16.7%                        16.7%
Mesa Air Group, Inc.(1)................              8.7%                         8.7%
Sky West, Inc.(1)......................             17.0%                        17.0%
Mesaba Holdings, Inc.(1)...............             10.2%                        10.2%

---------------

(1) Margins reflect latest four quarters of publicly available information.

     Morgan Stanley then analyzed the relative performance of Comair by comparing certain market trading statistics for Comair with those of the Comparable Public Companies. The market trading information used in ratios provided below is as of October 15, 1999. The market trading information reviewed for purposes of the valuation analysis was (i) market price to estimated earnings per share for 1999, (ii) market price to estimated earnings per share for 2000, (iii) projected earning growth and (iv) market price to estimated earnings per share for 2000 divided by projected earnings growth. Earnings per share and projected growth estimates for Comair and the Comparable Public Companies were based on median IBES estimates as of October 15, 1999. An analysis of the multiples for the Comparable Public Companies yielded the following:

                                        1999             2000        PROJECTED 5-YEAR   PRICE/EARNINGS
             COMPANY               PRICE/EARNINGS   PRICE/EARNINGS      EPS GROWTH        TO GROWTH
             -------               --------------   --------------   ----------------   --------------
Comair...........................       12.1x            10.6x              17%              0.62x
Atlantic Coast Airlines Holdings,
  Inc............................       15.0x            10.4x              17%              0.61x
Mesa Air Group, Inc..............        9.0x             7.1x              13%              0.55x
Sky West, Inc....................       10.7x             9.2x              17%              0.54x
Mesaba Holdings, Inc.............        7.1x             6.1x              18%              0.34x

     Based on the foregoing analysis, Morgan Stanley applied multiples of 7x to 11x to 2000 estimated earnings of Comair based on the Revised Projections, and calculated ranges of implied share values as follows:

                               TRADING VALUATION

                                                                       EQUITY VALUE
                                                            ----------------------------------
                                                MULTIPLE       AGGREGATE
                                                 RANGE       (IN MILLIONS)        PER SHARE
                                  2000E        ----------   ----------------   ---------------
                              CY EARNINGS(1)   LOW   HIGH    LOW       HIGH     LOW      HIGH
                              --------------   ---   ----   ------    ------   ------   ------
Comair Proposal.............      $1.69        7.0x  11.0x  $1,163    $1,827   $11.81   $18.57
Intermediate Proposal.......      $0.89        7.0x  11.0x  $  605    $  951   $ 6.20   $ 9.75
Initial Delta Proposal......      $0.71        7.0x  11.0x  $  488    $  767   $ 4.96   $ 7.80
Alternative Business Plan...      $0.83        7.0x  11.0x  $  571    $  898   $ 5.81   $ 9.12

---------------

(1) Based on Management Projections.

     DISCOUNTED STOCK PRICE ANALYSIS. Morgan Stanley applied a range of earnings multiples based on the Comparable Public Companies analysis to projected year 2003 earnings for each of the Revised Projections, to imply a future stock price for Comair. The implied future stock price from this analysis was then discounted to its present value based on a range of discount rates representing the estimated cost of equity for Comair. As set forth in the chart below, such analysis, using a multiple range of 7x to 11x and a discount rate of 13% to 15%, yielded (i) a per share equity value of $11.45 to $18.96 for the Comair Proposal, (ii) a per share equity value of $7.04 -- $11.66 for the Adjusted Delta Proposal, (iii) a per share equity value of $4.99 -- $8.26 for the Initial Delta Proposal, and (iv) a per share equity value of $6.71 -- $11.11 for the Alternative Business Plan.

     No company utilized in the Comparable Public Companies analysis as a comparison is identical to Comair. In evaluating the Comparable Public Companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Comair, such as the impact of competition on the business of Comair and the industry generally, industry growth and the absence of any material adverse change in the financial condition and prospects of Comair or the industry or in the financial markets in general. Mathematical analyses, such as determining the average or median, is not in itself a meaningful method of using the Comparable Public Companies data.

                       DISCOUNTED STOCK PRICE ANALYSIS(2)

                                                                        EQUITY VALUE
                                                              ---------------------------------
                                                  MULTIPLE       AGGREGATE
                                                   RANGE       (IN MILLIONS)       PER SHARE
                                     2003        ----------   ---------------   ---------------
                                CY EARNINGS(1)   LOW   HIGH    LOW      HIGH     LOW      HIGH
                                --------------   ---   ----   ------   ------   ------   ------
Comair Proposal...............      $2.49        7.0x  11.0x  $1,127   $1,866   $11.45   $18.96
Intermediate Proposal.........      $1.53        7.0x  11.0x  $  693   $1,147   $ 7.04   $11.66
Initial Delta Proposal........      $1.08        7.0x  11.0x  $  491   $  813   $ 4.99   $ 8.26
Alternative Business Plan.....      $1.46        7.0x  11.0x  $  660   $1,093   $ 6.71   $11.11

---------------

(1) Based on Management Projections.
(2) Pro Forma 2003 share price discounted at 13.0% to 15.0%.

     PRECEDENT TRANSACTION PREMIUMS ANALYSIS. Using publicly available information, Morgan Stanley performed an analysis of two precedent transactions in the regional air carrier business segments that Morgan Stanley deemed comparable to the Offer and the Merger for purposes of an analysis of premiums paid. The two transactions were (acquiror/acquiree): American Airlines, Inc./Reno Air, Inc. and Mesa Air Group Inc./CCAir, Inc. Morgan Stanley calculated that the premium to unaffected stock price in the American Airlines, Inc./Reno Air, Inc. and Mesa Air Group Inc./CCAir, Inc. transactions was 51.9% and 24.4%, respectively, with a mean of 38.2% and a median of 38.2%. After combining the results of the above transactions with data from Securities Data Corporation indicating that the mean and medium premiums paid in 76 "going private" transactions during the past five years was 37.4% and 31.8%, respectively, Morgan Stanley calculated a range of implied share values based on a range of premiums from 30% to 40% applied to the values derived from the Comparable Public Company analysis set forth above:

                            PRECEDENT PREMIUMS PAID

                                                                                   EQUITY VALUE
                                                                   ---------------------------------------------
                                                 PREMIUM RANGE     AGGREGATE (IN MILLIONS)         PER SHARE
                                 CURRENT         -------------     -----------------------     -----------------
                                 PRICE(1)        LOW      HIGH        LOW          HIGH         LOW        HIGH
                              --------------     ----     ----     ---------     ---------     ------     ------
Comair Proposal.............  $11.81  $18.57     30.0%    40.0%     $1,511        $2,558       $15.36     $25.99
Intermediate Proposal.......   $6.20   $9.75     30.0%    40.0%     $  786        $1,331       $ 8.07     $13.65
Initial Delta Proposal......   $4.96   $7.80     30.0%    40.0%     $  635        $1,074       $ 6.45     $10.92
Alternative Business Plan...   $5.81   $9.12     30.0%    40.0%     $  743        $1,257       $ 7.55     $12.77

---------------

(1) Implied trading valuation price.

     PRECEDENT TRANSACTION MULTIPLES ANALYSIS. Using publicly available information, Morgan Stanley performed an analysis of the precedent acquisition of ASA Holdings, Inc. by Delta. Applying the multiples of earnings paid in this transaction to the expected earnings in the Initial Delta Proposal, the Adjusted Delta

Proposal and analysts' expected earnings for Comair as compiled by IBES resulted in a range of values for Comair of $16.94 to $21.96.

     No transaction utilized in the precedent transactions analysis as a comparison is identical to the Merger. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Comair, such as the impact of competition on the business of Comair and the industry generally, industry growth and the absence of any material adverse change in the financial condition and prospects of Comair or the industry or in the financial markets in general. Mathematical analyses, such as determining the average or median, is not in itself a meaningful method of using precedent transactions data.

     DISCOUNTED CASH FLOW ANALYSIS. Morgan Stanley performed a discounted cash flow analysis of Comair for the fiscal years ended 2000 through 2004 based on the Revised Projections. Unlevered free cash flows of Comair were calculated as net income plus depreciation and amortization plus deferred taxes plus other non-cash expenses plus after-tax net interest expense less capital expenditures less investment in working capital. Morgan Stanley calculated terminal values by applying a range of multiples to operating income in fiscal 2004 from 6x to 8x, representing estimated market trading multiples for regional airlines. The unlevered cash flow streams and terminal values were then discounted to the present using a range of discount rates from 11% to 13%, representing an estimated weighted average cost of capital range for Comair. The discounted values representing the aggregate values were then adjusted by adding cash and subtracting debt to arrive at implied equity values. Based on this analysis, Morgan Stanley calculated implied per share equity values for Comair of:

                        DISCOUNTED CASH FLOW ANALYSIS(1)

                                                                        EQUITY VALUE
                                                              ---------------------------------
                                                 MULTIPLE      AGGREGATE (IN
                                     WACC          RANGE         MILLIONS)         PER SHARE
                                  -----------   -----------   ---------------   ---------------
                                  LOW    HIGH   LOW    HIGH    LOW      HIGH     LOW      HIGH
                                  ----   ----   ----   ----   ------   ------   ------   ------
Comair Proposal.................  11.0%  13.0%   6.0x   8.0x  $2,119   $2,708   $21.20   $27.09
Intermediate Proposal...........  11.0%  13.0%   6.0x   8.0x  $1,465   $1,860   $14.66   $18.61
Initial Delta Proposal..........  11.0%  13.0%   6.0x   8.0x  $1,004   $1,259   $10.04   $12.60
Alternative Business Plan.......  11.0%  13.0%   6.0x   8.0x  $1,215   $1,563   $12.15   $15.64

---------------

(1) Based on discount rates of 11.0% to 13.0%.

     The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all its analysis as a whole and did not attribute any particular weight to any analysis or factor considered by it. Morgan Stanley believes that selecting any portion of Morgan Stanley's analyses, without considering all analyses, would create an incomplete view of the process underlying its opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses or factors and may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting for any particular analysis described above should not be taken to be Morgan Stanley's view of the actual value of Comair.

     In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Comair. The analyses performed by Morgan Stanley are not necessarily indicative of actual value, which may be significantly more or less favorable than suggested by such analyses. Such analyses were performed solely as part of Morgan Stanley's analysis of whether the consideration to be received by the holders of Shares pursuant to the draft of the Merger Agreement was fair from a financial point of view to such holders (other than Delta and its affiliates), and were conducted in connection with the delivery of the Morgan Stanley Opinion to the Board. The analyses do not purport to be appraisals or to reflect the prices at which Comair might actually be sold.

     As described above, the Morgan Stanley Opinion provided to the Comair Board was one of a number of factors taken into consideration by Comair Board in making its determination to recommend adoption of the Merger Agreement and the transactions contemplated thereby. Consequently, the Morgan Stanley analyses described above should not be viewed as determinative of the opinion of the Comair Board or the view of the management with respect to the value of Comair.

     The consideration to be received by the holders of Shares pursuant to the Merger Agreement was determined through negotiations between Comair and Delta and was approved by the entire Comair Board.

     The Comair Board retained Morgan Stanley based upon its experience and expertise. Morgan Stanley is an internationally recognized investment banking and advisory firm. As part of its investment banking business, Morgan Stanley is regularly engaged in the valuation of business and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuation for estate, corporate and other purposes. Morgan Stanley has advised Comair that, in the ordinary course of its business, Morgan Stanley and its affiliates may actively trade the debt and equity securities or senior loans of Comair and Delta for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short term position in such securities. In the past, Morgan Stanley has provided investment banking services to Delta unrelated to the Offer and Merger, for which services Morgan Stanley has received compensation. In December 1998, Morgan Stanley acted as agent in connection with a private placement of Delta notes for which Delta paid Morgan Stanley a fee not in excess of $200,000, and such fee was the only fee paid by Delta to Morgan Stanley in 1998. In July 1999, Morgan Stanley acted as one of two "joint bookrunners" for Delta's public offering of $537.5 million principal amount of 8 1/8% Notes due July 1, 2039. Also in July 1999, Morgan Stanley acted as solicitation agent for a consent solicitation by Delta in respect of certain privately held debt securities; Delta paid Morgan Stanley a fee of $500,000 for serving in this capacity. Morgan Stanley and its affiliates may maintain relationships with Comair and Delta in the future.

     Pursuant to a letter agreement between Comair and Morgan Stanley, dated September 23, 1999, Comair has agreed to pay Morgan Stanley: (A) if no Merger Agreement is entered into, an "Advisory Fee" calculated depending upon the amount of time spent on assignments, or (B) if the Offer is consummated, a "Transaction Fee" equal to $10,000,000 against which any Advisory Fee will be credited. The full amount of the Transaction Fee is to be paid by Comair when control of 50% or more of the Shares changes hands. In addition to any fees for professional services, Morgan Stanley will also be reimbursed for expenses incurred in connection with Morgan Stanley's representation of Comair. Comair has also agreed to indemnify Morgan Stanley and its affiliates against certain liabilities, including liabilities under the federal securities laws, related to, arising out of or in connection with the engagement of Morgan Stanley by Comair.

     The foregoing summary does not purport to be a complete description of the analyses performed by Morgan Stanley and is qualified by reference to the Morgan Stanley Opinion attached as Exhibit (b)(1) to the Schedule 13E-3 and attached as
Schedule II to the Schedule 14D-9 being mailed to Comair shareholders herewith.

     Copies of the Morgan Stanley Opinion are available for inspection and copying at the principal executive offices of Comair during regular business hours by any shareholder of Comair, or a shareholder's representative who has been so designated in writing.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     Comair has retained Morgan Stanley as Comair's financial advisor in connection with the evaluation of and response to the Offer, the Merger and other matters arising in connection therewith. Pursuant to a letter agreement, dated September 23, 1999 (the "Morgan Stanley Letter Agreement"), Comair retained Morgan Stanley to provide Comair with financial advice and assistance in connection with the Offer and the Merger, including advice and assistance with respect to defining objectives, performing valuation analysis, and structuring, planning and negotiating the proposed Merger.

     Pursuant to the Morgan Stanley Letter Agreement, Comair has agreed to pay Morgan Stanley: (A) if no Merger Agreement is entered into, an "Advisory Fee" calculated depending upon the amount of time spent on assignments, or (B) if the Offer is consummated, a "Transaction Fee" equal to $10,000,000 against which any Advisory Fee will be credited. The full amount of the Transaction Fee is to be paid by Comair when control of 50% or more of the Shares changes hands. In addition to any fees for professional services, Morgan Stanley will also be reimbursed for expenses incurred in connection with Morgan Stanley's representation of Comair.

     Comair has also agreed to indemnify Morgan Stanley against certain liabilities related to, arising out of, or in connection with, the engagement of Morgan Stanley by Comair.

     Morgan Stanley's services to be rendered pursuant to the Morgan Stanley Letter Agreement may be terminated with or without cause by Comair or by Morgan Stanley at any time and without liability or continuing obligation to Comair or to Morgan Stanley (except for any compensation earned and expenses incurred by Morgan Stanley up to the date of termination and except, in the case of termination by Comair, for Morgan Stanley's right to fees pursuant to the Morgan Stanley Letter Agreement for any transaction effected within two years of such termination) and provided that the indemnity provisions will remain operative regardless of any such termination.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) Except as set forth in the following sentences, no transactions in the Shares have been effected during the past 60 days by Comair or, to the best of Comair's knowledge, by any executive officer, director, affiliate or subsidiary of Comair other than the purchase of 2,500 Shares on August 17, 1999 at a price per Share of $23.00 and of 500 Shares on August 26, 1999 at a price per Share of $23.44 by trusts of which Robert H. Castellini is a partial grantor. Mr. Castellini's wife is the trustee of such trusts, and Mr. Castellini's son works for the brokerage house which makes the investment decisions for the trusts. Mr. Castellini has no control over the investment decisions or the management of such trusts.

     (b) To the best of Comair's knowledge, all of Comair's executive officers, directors, affiliates and subsidiaries currently intend to tender, pursuant to the Offer, all Shares held of record or beneficially owned by such persons, subject to and consistent with applicable securities laws and any fiduciary obligations of such person.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) Except as described in Items 3 and 4 above, Comair is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving Comair or any of its subsidiaries; (ii) a purchase, sale or transfer of a material amount of assets by Comair or any of its subsidiaries; (iii) a tender offer for or other acquisition of securities by or of Comair; or (iv) any material change in the present capitalization or dividend policy of Comair.

     (b) Except as described in Items 3 or 4 above, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

     The Information Statement attached hereto as Annex I is being furnished in connection with the contemplated designation by Kentucky Sub, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors of Comair other than at a meeting of Comair's shareholders, following the purchase by Kentucky Sub of the number of Shares pursuant to the Offer necessary to satisfy the Minimum Condition.

     On or about October 19, 1999, an action styled Barkley v. Comair Holdings, Inc., et al., No. 99 C 106214, was commenced in the Jefferson Circuit Court, Commonwealth of Kentucky, by an individual who alleges that he is a citizen of Florida and held Shares of Comair. The complaint in the Barkley action names as defendants Comair, the members of the Board and Delta, and seeks to proceed on behalf of a purported class of Comair common shareholders other than the defendants. The complaint generally alleges that the members of the Board breached their fiduciary duties to Comair shareholders by agreeing to allegedly inadequate consideration in the Merger Agreement, that certain of the members of the Board breached their fiduciary duties and that Delta, which plaintiff alleges to be a "controlling shareholder" of Comair, allegedly aided and abetted the foregoing breaches of fiduciary duty, all of which allegedly has deprived Comair shareholders of the highest value available to them for their Comair shares of Comair common stock. The complaint seeks preliminary and permanent injunctive relief against the Offer and the Merger, rescission of the Merger Agreement, imposition of a constructive trust, monetary damages in an unspecified amount and plaintiffs' costs and attorneys' fees.

     On October 20, 1999, an action styled Byrnes v. Castellini, et al., Index No. 99-026095, was commenced by two purported Comair shareholders in the Supreme Court of the State of New York, County of Nassau, on behalf of a purported class of Comair common shareholders other than defendants. The complaint in the Byrnes action names as defendants Comair, the members of the Comair Board and Delta. The complaint makes allegations substantially similar to the allegations in the Barkley complaint, and also alleges that Delta breached fiduciary duties it owed directly to Comair shareholders. The Byrnes complaint seeks injunctive and/or rescissory relief against the Transaction, monetary damages in an unspecified amount and plaintiffs' costs and attorneys' fees.

     Defendants believe that the allegations of the Barkley and Byrnes complaints are without merit and intend to defend against them vigorously.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.
-----------
*Exhibit(a)(1)    --  Letter to shareholders of Comair, dated October 22, 1999.
 Exhibit(a)(2)    --  Morgan Stanley Opinion Letter, dated October 16, 1999.
 Exhibit(a)(3)    --  Press Release issued by Comair on October 18, 1999.
 Exhibit(c)(1)    --  Agreement and Plan of Merger, dated October 17, 1999, among
                      Comair, Delta and Kentucky Sub. (Incorporated by reference to Amendment No. 3 Schedule 13D filed by Delta on October
                      18, 1999).
 Exhibit(c)(2)    --  Restated Employment Agreement of David R. Mueller, dated
                      August 10, 1999.
 Exhibit(c)(3)    --  Restated Employment Agreement of David A. Siebenburgen,
                      dated August 10, 1999.
 Exhibit(c)(4)    --  Employment Agreement of Charles E. Curran, dated August 10,
                      1999.
 Exhibit(c)(5)    --  Employment Agreement of K. Michael Stuart, dated August 10,
                      1999.
 Exhibit(c)(6)    --  Employment Agreement of Randy D. Rademacher, dated August
                      10, 1999.
 Exhibit(c)(7)    --  Employment Agreement of Linda E. Noble, dated August 10,
                      1999.
 Exhibit(c)(8)    --  Non-Employee Director Agreement of Peter H. Forster, dated
                      August 10, 1999.
 Exhibit(c)(9)    --  Non-Employee Director Agreement of John A. Haas, dated
                      August 10, 1999.
 Exhibit(c)(10)   --  Non-Employee Director Agreement of Gerald L. Wolken, dated
                      August 10, 1999.
 Exhibit(c)(11)   --  Non-Employee Director Agreement of Robert H. Castellini,
                      dated August 10, 1999.
 Exhibit(c)(12)   --  Non-Employee Director Agreement of Christopher J. Murphy,
                      III, dated August 10, 1999.
 Exhibit(c)(13)   --  Non-Employee Director Agreement of Raymond A. Mueller, dated
                      August 10, 1999.
 Exhibit(c)(14)   --  Consulting Agreement with Raymond A. Mueller, dated December
                      23, 1983, amended June 5, 1990. (Incorporated by reference to Exhibit 10.11 of the Form 10-K for the fiscal year ended
                      March 31, 1999).
 Exhibit(c)(15)   --  1990 Employee Stock Option Plan, amended May 18, 1999.
                      (Amendment incorporated by reference to Exhibit 10.5.1 of
                      the Form 10-K for the fiscal year ended on March 31, 1999).
 Exhibit(c)(16)   --  1992 Director's Stock Option Plan, amended May 18, 1999.
                      (Amendment incorporated by reference to Exhibit 10.6.1 of
                      the Form 10-K for the fiscal year ended on March 31, 1999).

EXHIBIT NO.
-----------
Exhibit(c)(17)    --  1998 Stock Option Plan, amended May 18, 1999. (Incorporated by reference to a Form S-8 dated October 15, 1998)
                      (Amendment incorporated by reference to Exhibit 10.5.1 of
                      the Form 10-K for the fiscal year ended on March 31, 1999).
 Exhibit(c)(18)   --  Deferred Incentive Compensation Plan, as amended.
                      (Incorporated by reference to Exhibit 10.7 to the Form 10-K for the fiscal year ended March 31, 1996) (four amendments incorporated by reference to Exhibits 10.7.1, 10.7.2, 10.7.3 and 10.7.4 of the Form 10-K for the fiscal year ended on
                      March 31, 1999).
 Exhibit(c)(19)   --  Delta Connection Agreement, dated October 1, 1989, between
                      Comair and Delta.
 Exhibit(c)(20)   --  Stock Purchase Agreement, dated June 11, 1986, between
                      Comair and Delta. (Incorporated by reference to the Schedule
                      14D-1 filed by Kentucky Sub on October 22, 1999).
 Exhibit(c)(21)   --  Confidentiality Agreement, dated September 29, 1999, between
                      Comair and Delta.

---------------

* Included with Schedule 14D-9 mailed to shareholders of Comair.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Comair Holdings, Inc.

                                          By: /s/ RANDY D. RADEMACHER
                                          --------------------------------------
                                          Name: Randy D. Rademacher
                                                Title: Senior Vice President
                                                       Finance and
                                                       Chief Financial Officer

Dated:  October 22, 1999

                                                                         ANNEX I

                             COMAIR HOLDINGS, INC.
                                 P.O. BOX 75021
                             CINCINNATI, OHIO 45275

                       ---------------------------------

                         INFORMATION STATEMENT PURSUANT
                       TO SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

                       ---------------------------------

             NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS
           IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
                       NO PROXIES ARE BEING SOLICITED AND
               YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

                       ---------------------------------

     This Information Statement is being mailed on or about October 22, 1999 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Comair Holdings, Inc., a Kentucky corporation ("Comair"). Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the designation by Delta Air Lines, Inc., a Delaware corporation ("Delta"), of persons (the "Delta Designees") to the Board of Directors of Comair (the "Board"). Such designation is to be made pursuant to an Agreement and Plan of Merger dated as of October 17, 1999 (the "Merger Agreement") among Comair, Delta and Kentucky Sub, Inc., a Kentucky corporation and an indirect, wholly owned subsidiary of Delta ("Kentucky Sub").

     Pursuant to the Merger Agreement, among other things, Kentucky Sub has agreed to commence a cash tender offer (the "Offer") on or before October 22, 1999 to purchase all of the issued and outstanding shares of common stock, no par value, of Comair (the "Shares"), at a price of $23.50 per Share (such amount, or any greater amount per Share paid pursuant to the Offer being hereinafter referred to as the "Per Share Amount"), net to the seller in cash. The Offer is scheduled to expire at 12:00 Midnight, New York City time, on Friday, November 19, 1999, unless extended pursuant to the terms of the Merger Agreement. The Offer is subject to, among other things, the condition that immediately prior to the expiration of the Offer there shall have been validly tendered and not withdrawn a number of Shares which, together with the Shares then owned by Delta and its affiliates, represents at least two-thirds of the Shares then outstanding on a fully diluted basis (the "Minimum Condition").

     The Merger Agreement also provides for the merger (the "Merger") of Kentucky Sub with and into Comair as soon as practicable after satisfaction or, to the extent permitted in the Merger Agreement, waiver of all conditions of the Merger. Following the consummation of the Merger (the "Effective Time"), Comair will be the surviving corporation (the "Surviving Company") and an indirect wholly owned subsidiary of Delta. In the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by Comair as treasury stock or by Delta or its affiliates, all of which will be canceled and no payment made with respect thereto, and other than Shares, if any, held by shareholders who have properly exercised appraisal rights in accordance with Kentucky law), shall be canceled and shall be converted into the right to receive the Per Share Amount in cash, without interest (the "Merger Consideration"). In the Merger, each option to purchase Shares under each of Comair's (x) 1990 Stock Option Plan, (y) the 1992 Directors' Stock Option Plan and (z) the 1998 Stock Option Plan (the "Company Stock Option Plans"), that is vested and exercisable (including the options that become vested and exercisable by their terms as a result of the Merger) shall be canceled and Delta shall pay each holder in cash for each such option an amount determined by multiplying (A) the excess, if any, of the Merger Consideration over the applicable exercise price per share of such option by (B) the number of Shares to which such option relates.

RIGHT TO DESIGNATE DIRECTORS; THE DELTA DESIGNEES

     The Merger Agreement provides that, effective upon the acceptance for payment pursuant to the Offer of any Shares, Delta will be entitled to designate the number of directors on the Board, rounded up to the next whole number, that equals the product of (i) the total number of directors on the Board (giving effect to the election of any additional directors pursuant to the Merger Agreement) multiplied by (ii) the percentage that the number of Shares beneficially owned by Delta (including Shares accepted for payment) bears to the total number of Shares then outstanding. Comair will, at such time, promptly take all actions necessary to cause the Delta Designees to be elected or appointed to the Board, including increasing the size of the Board or seeking and accepting the resignations of incumbent directors or both. At such times, Comair shall use its best efforts to cause individuals designated by Delta to constitute at least the same percentage as such persons represent on the Board of (A) each committee of the Board and (B) each board of directors (and committee thereof) of each subsidiary of Comair. Comair shall use its reasonable best efforts to cause at least two current members of the Board who are not Affiliated or Associated (as defined under Kentucky law) with Delta or Kentucky Sub and are not officers or employees of Comair, to remain members of the Board until the Effective Time.

     The terms of the Merger Agreement, a summary of the events leading up to the Offer and the execution of the Merger Agreement and other information concerning the Offer and the Merger are contained in the Offer to Purchase and in the Schedule 14D-9 with respect to the Offer, copies of which are being delivered to shareholders of Comair contemporaneously herewith. Certain other documents (including the Merger Agreement) were filed with the Securities and Exchange Commission (the "SEC") as exhibits to the Schedule 14D-9 and as exhibits to the Tender Offer Statement on Schedule 14D-1 of Delta and Kentucky Sub (the "Schedule 14D-1"). The exhibits to the Schedule 14D-9 and the Schedule 14D-1 may be examined at, and copies thereof may be obtained from, the regional offices of and public and reference facilities maintained by the SEC (except that the exhibits thereto cannot be obtained from the regional offices of the
SEC) in the manner set forth in the Offer to Purchase. Comair has been informed that Delta intends to finance the purchase of Shares in the Offer and the Merger through a new term loan which Delta expects to enter into prior to the consummation of the Offer.

     It is expected that the Delta Designees will assume office promptly following the purchase by Kentucky Sub of a majority of the outstanding Shares of common stock on a fully diluted basis pursuant to the terms of the Offer which purchase cannot be earlier than November 19, 1999 and that, upon assuming office, the Delta Designees together with the continuing directors of Comair will thereafter constitute the entire Board.

     No action is required by the shareholders of Comair in connection with the election or appointment of the Delta Designees to the Board. However, Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the mailing to Comair's shareholders of the information set forth in this Information Statement prior to a change in a majority of Comair's directors otherwise than at a meeting of Comair's shareholders.

     The information contained in this Information Statement concerning Delta, Kentucky Sub and the Delta Designees, has been furnished to Comair by such persons, and Comair assumes no responsibility for the accuracy or completeness of such information. The Schedule 14D-1 indicates that the principal executive offices of Delta are located at 1030 Delta Boulevard, Hartsfield Atlanta International Airport, Atlanta, GA 30320.

                             SECURITY OWNERSHIP OF
                    CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

GENERAL

     The Shares are the only class of voting securities of Comair outstanding. Each Share is entitled to one vote. As of October 21, 1999, there were 95,526,431 Shares outstanding. The Board currently consists of eight members with one vacancy. The Board is divided into three classes, with staggered three-year terms.

PRINCIPAL SHAREHOLDERS

     The following persons are the only shareholders known by Comair to own beneficially 5% or more of the Shares as of October 21, 1999:

           NAME OF BENEFICIAL OWNER             AMOUNT OF BENEFICIAL OWNERSHIP   PERCENT OF CLASS
           ------------------------             ------------------------------   ----------------
Delta Air Lines, Inc..........................            21,072,655(1)               22.06%
  1030 Delta Boulevard
  Hartsfield International Airport
  Atlanta, GA 30320
FMR Corp......................................             5,711,875(2)                5.98%
  82 Devonshire St.
  Boston, MA 02109

---------------

(1) Based on 13D Report filed with the Securities and Exchange Commission in October 1999.
(2) Based on 13G Report filed with the Securities and Exchange Commission in February 1999.

                        DIRECTORS AND EXECUTIVE OFFICERS

THE DELTA DESIGNEES

     The following table sets forth (i) the name, current business or residence address and present principal occupation or employment and (ii) material occupations, positions, offices or employments and business addresses thereof for the past five years, in each case of each proposed director designated by Delta to serve as directors on the Board following the Offer and Merger. Each of the proposed directors of Comair is a citizen of the United States.

     Except as otherwise indicated, the business address of each proposed director is Delta Air Lines, Inc., 1030 Delta Boulevard, Hartsfield Atlanta International Airport, Atlanta, GA 30320. Except as otherwise indicated, the occupation set forth opposite a person's name refers to employment with Delta. No proposed director beneficially owns any material amount of outstanding Shares.

                                    PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                                MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
----                                --------------------------------------------------
Malcolm B. Armstrong                Executive Vice President -- Operations of Delta since
Age 57                              October 1, 1998. Mr. Armstrong was Vice
                                    President -- Corporate Safety & Compliance of Delta from
                                    June 1997 until October 1998. He was Vice
                                    President -- Corporate Safety and Compliance of US Airways,
                                    Inc. from July 1995 until June 1997. Prior to joining US
                                    Airways, Inc., he was a Lt. General in the U.S. Air Force
                                    from 1992 until June 1995.
Vicki B. Escarra                    Executive Vice President -- Customer Service of Delta since
Age 47                              July 1, 1998. Senior Vice President -- Airport Customer
                                    Service of Delta, November 1996 through June 1998. Vice
                                    President -- Airport Customer Service, August 1996 through
                                    October 1996. Vice President -- Reservation Sales and
                                    Distribution Planning, May 1996 through July 1996. Vice
                                    President -- Reservation Sales, November 1994 to May 1996.
                                    Director -- Reservations Sales, October 1994 to November
                                    1994. Director-In-Flight Service Operations, May 1992 to
                                    October 1994.
Frederick W. Reid                   Executive Vice President and Chief Marketing Officer of
Age 49                              Delta since July 1, 1998. Mr. Reid was an executive of
                                    Lufthansa German Airlines from April, 1991 to June 1998,
                                    serving as that Company's President and Chief Operating
                                    Officer from April 1997 to June 1998; Executive Vice
                                    President from 1996 to
Edward H. West                      March 1997, and as Senior Vice President, The Americas, from
Age 33                              1991 to 1996. Executive Vice President and Chief Financial
                                    Officer of Delta since September 16, 1999; Chief Financial
                                    Officer, September 7, 1999 through September 15, 1999;
                                    Senior Vice President -- Corporate Strategy and Business
                                    Development, July 1999 through September 6, 1999; Vice
                                    President -- Financial Planning and Analysis, April 1998
                                    through June 1999; Chief Financial Officer (Acting),
                                    December 1997 to April 1998; Vice President -- Financial
                                    Planning and Analysis, June 1997 through November 1997;
                                    Controller, November 1996 through May 1997;
                                    Director -- Corporate Finance, December 1995 through October
                                    1996; General Manager -- Corporate Finance, January 1995
                                    through November 1995; Assistant to the Senior Vice
                                    President -- Finance and Chief Financial Officer, June 1994
                                    through December 1994. Prior to joining Delta in 1994, Mr.
                                    West had a seven-year career in corporate banking.

CURRENT DIRECTORS

     The current directors of Comair are:

NAME, CITIZENSHIP                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
AND CURRENT BUSINESS ADDRESS        MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS AND BUSINESS ADDRESSES THEREOF
----------------------------        ---------------------------------------------------------------------------------
Robert H. Castellini                Director since 1989. Mr. Castellini is Chairman of Castellini Company, a
Age 57                              Cincinnati, Ohio-based food distribution, food processing and transportation services company and has been with Castellini Company for more than five years.
                                    Mr. Castellini is also on the Ohio Advisory Board of PNC Bank, Ohio, N.A.
Peter H. Forster                    Director since 1988. Mr. Forster has been affiliated with the Dayton Power and
Age 57                              Light Company, an electric and natural gas utility company headquartered in
                                    Dayton, Ohio, in various capacities since 1973. Mr. Forster served as Chief
                                    Executive Officer of DPL, Inc. from April, 1984 until December, 1996. He has served as Chairman of the Board of DPL, Inc. since 1988. Mr. Forster is also a director of Amcast Industrial Corporation.
John A. Haas                        Director since 1990. Mr. Haas was Group Vice President of Ball Corporation from
Age 62                              1993 through 1995. He has been President and Chief Executive Officer of Ball
                                    Glass Container Corporation since 1994 and President of Ball Metal Container and
                                    Specialty Products Group, a manufacturer of metal and glass packaging products, and Chairman of the Board, President and Chief Executive Officer since 1988 of
                                    Heekin Can, Inc., a Cincinnati-based manufacturer, which was acquired by Ball
                                    Corporation.
David R. Mueller                    Mr. Mueller is a founder of Comair and has served as a director since its
Age 46                              inception. He served as Chief Operating Officer from the Comair's inception until
                                    May 1986. Mr. Mueller was President from May 1981 through October 1990. He has served as Chief Executive Officer since September 1983. He was elected Chairman of the Board and has held that position since June 1990.
Raymond A. Mueller                  Mr. Mueller is a founder of Comair and served as Chairman of the Board until his
Age 77                              retirement in June 1990. Mr. Mueller has served as a director since Comair's inception. He was President from its inception through May 1981 when he was named
                                    Chairman of the Board and Chief Executive Officer, and served as Chief Executive
                                    Officer until September 1983 and Chairman of the Board until June 1990.
Christopher J. Murphy               Director since 1989. Mr. Murphy is the Chairman, President and Chief Executive
Age 53                              Officer of 1st Source Corporation. He has been with 1st Source for more than five years. Mr. Murphy is also a director of quality Dining, Inc. and several privately-held corporations.
David A. Siebenburgen               Director since 1988. Mr. Siebenburgen served as Executive Vice President and
Age 51                              Chief Operating Officer of Comair from May 1986 to October 1990. Mr. Siebenburgen was named President of Comair in October 1990. Mr. Siebenburgen was named Chief
                                    Executive Officer of Comair, Inc., the principal subsidiary of Comair in October
                                    1997.

NAME, CITIZENSHIP                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
AND CURRENT BUSINESS ADDRESS        MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS AND BUSINESS ADDRESSES THEREOF
----------------------------        ---------------------------------------------------------------------------------
Gerald L. Wolken                    Director since 1989. Mr. Wolken has been Managing Partner of MLE Enterprises
Age 63                              Inc., a management consulting firm located in Ft. Myers, Florida since 1990.
                                    Previously he served as President and Chief Executive Officer of SuperX Drug
                                    Stores, as well as Corporate Vice President of the Kroger Company. Mr. Wolken
                                    serves on the Board of Directors for Service Management Systems, Intellitecs
                                    International and Boys Hope/Girls Hope. He also serves on the Advisory Boards of
                                    Health Resource Publishing Company, U.S. Technology and Duramed Pharmaceutical
                                    Company.

DIRECTOR AND EXECUTIVE OFFICER STOCK OWNERSHIP

     The table below shows how many Shares each executive officer and director of Comair owned on May 31, 1999.

                                                                         COMMON STOCK
                                                                    BENEFICIALLY OWNED(1)
                                                                    ----------------------
            NAME AND AGE                        POSITION                    AMOUNT           PERCENTAGE
            ------------                        --------            ----------------------   ----------
Raymond A. Mueller(2)................           Director                    409,574              (*)
Age 77
Robert H. Castellini(3)..............           Director                    853,091              (*)
Age 57
Christopher J. Murphy, III(4)........           Director                     98,851              (*)
Age 53
Peter H. Forster(5)..................           Director                     91,133              (*)
Age 57
John A. Haas(6)......................           Director                     87,337              (*)
Age 62
Gerald L. Wolken(7)..................           Director                     58,095              (*)
Age 63
David R. Mueller(8)..................  Chairman of the Board, CEO         1,232,164             1.3%
Age 46
David A. Siebenburgen(9).............        President, COO                 468,845              (*)
Age 51
K. Michael Stuart(10)................  Sr. VP Aircraft Operations           206,044              (*)
Age 47
Charles E. Curran, III(11)...........       Sr. VP Marketing                181,150              (*)
Age 52
Randy D. Rademacher(12)..............     Sr. VP Finance, CFO               195,075              (*)
Age 42
Linda E. Noble(13)...................  Sr. VP Human Resources and           130,840              (*)
Age 51                                     Inflight Services
All Executive Officers and Directors
  as a group (Twelve Persons)                                             4,012,199             4.2%

---------------

 *   Less than 1%

Notes:
(1) Unless otherwise indicated, each named person has voting and investment power over the listed Shares and such powers are exercised solely by the named person or shared with a spouse.

(2) Does not include 1,232,164 Shares held by David R. Mueller and his children or Shares held by Raymond A. Mueller's other emancipated children and grandchildren as to which he disclaims beneficial ownership, but does include 86,038 Shares held in various trusts for the benefit of his grandchildren, 51,840 Shares held in a Family Limited Partnership, 56,664 Shares held by his spouse, and options for 79,744 Shares exercisable within 60 days of May 31, 1999.
(3) Includes 614,097 Shares held in a Family Limited Partnership, 37,968 Shares which are a part of a corporate profit sharing plan of which Mr. Castellini is a participant, 2876 Shares which are held in IRA accounts for Mr. Castellini and his spouse, and options for 79,744 Shares exercisable within 60 days of May 31, 1999.
(4)  Includes options for 79,744 Shares exercisable within 60 days of May 31,
     1999.
(5) Includes 3,375 Shares held by his spouse and options for 79,744 Shares exercisable within 60 days of May 31, 1999.
(6)  Includes options for 79,744 Shares exercisable within 60 days of May 31,
     1999.
(7)  Includes options for 56,960 Shares exercisable within 60 days of May 31,
     1999.
(8) Includes 48,091 Shares held in a Comair 401(k) Program, 53,692 Shares held by his children, and 542,412 options for Shares exercisable within 60 days of May 31, 1999.
(9) Includes 19,146 Shares held in a Comair 401(k) Program and options for 273,239 Shares exercisable within 60 days of May 31, 1999.
(10) Includes 9,256 Shares held in a Comair 401(k) Program, 44,925 Shares held by his spouse and options for 94,925 Shares exercisable within 60 days of May 31, 1999.
(11) Includes 1,045 Shares held in a Comair 401(k) Program and options for 95,177 Shares exercisable within 60 days of May 31, 1999.
(12) Includes 7,702 Shares held in a Comair 401(k) Program and options for 155,083 Shares exercisable within 60 days of May 31, 1999.
(13) Includes 5,563 Shares held in a Comair 401(k) Program, 3000 Shares held in a custodial account and options for 104,100 Shares exercisable within 60 days of May 31, 1999.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Delta owns approximately 22% of the Shares. Comair is a designated "Delta Connection" carrier, operating all flights under the DL code. Under a marketing agreement, Comair is able to offer passengers joint fares, coordinated schedules for timely connections and Delta frequent flyer mileage. In return for set fees, Delta handles Comair's reservations and handles flights at some airport locations. Costs of these various services in fiscal 1999 were approximately $30,416,000. Accounts payable in Comair's March 31, 1999 financial statements included approximately $11,272,000 due to Delta for these services. Approximately 45% of Comair's passengers in fiscal 1999 connected with Delta.

     Comair has a lifetime Consulting Agreement with Raymond A. Mueller which became effective upon his retirement from Comair in 1990. Mr. R. Mueller's consulting compensation is $150,000 per year. Mr. R. Mueller also received transportation services and insurance amounting to $24,568 for fiscal 1999.

     In 1999, Comair received $108,576 from a company-owned by Mr. Castellini for aircraft charters. These charges were in the same range as those to non-affiliated customers.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

     The Board met six times last year and took one action in writing. No director attended fewer than 75% of the meetings of the Board or of any committee of the Board on which he sits.

     The Executive Committee.

     The Executive Committee is authorized to perform substantially all of the functions of the Board between meetings of the Board.

     Committee Members: David R. Mueller, Peter H. Forster, and Raymon A. Mueller (Chairman).

     Actions in Writing Last Year:  twenty-seven

     The Audit Committee.

     The Audit Committee is responsible for reviewing Comair's internal accounting operations. It also recommends the employment of independent accountants and reviews the relationship between Comair and its outside accountants.

     Committee Members: Raymond A. Mueller, Gerald L. Wolken and Christopher J. Murphy (Chairman).

     Meetings Last Year:  two

     The Finance Committee.

     The Finance Committee reviews the investment, dividend and overall capital structure policies of Comair.

     Committee Members:  Christopher J. Murphy, David A. Siebenburgen and David
R. Mueller (Chairman).

     Meetings Last Year:  two

     The Compensation Committee.

     The Compensation Committee is responsible for establishing compensation levels for management and administering Comair's Stock Option Plans.

     Committee Members: Robert H. Castellini, John A. Haas, and Peter H. Forster (Chairman).

     Meetings Last Year:  three

     Actions in Writing Last Year:  one

     Compensation Committee Interlocks and Insider Participation.

     None.

DIRECTOR COMPENSATION

     Directors who are not employees of Comair receive $20,000 per year and non-qualified options to purchase 11,392 Shares per year. In addition, each Director receives $1,500 per year for each committee on which they are a member. Committee chairmen receive an additional $1,500 annually.

     Directors who are employees of Comair are not separately compensated for serving as Directors.

     Raymond A. Mueller and David R. Mueller are father and son. None of the other directors or executive officers are related.

STOCK OPTIONS

     Comair's 1998 and 1990 Stock Option Plans are the principal means by which long-term incentive compensation is provided for key officers and employees of Comair, bringing the interests of these persons more closely into tandem with the interests of shareholders. The Plans are administered by the Compensation Committee.

     Comair's policies on executive compensation are applicable to the Stock Option Plans, and all decisions regarding the number, pricing, timing and the recipients of stock option grants are made by the Compensation Committee.

EXECUTIVE OFFICERS OF COMAIR WHO ARE NOT DIRECTORS

     The following sets forth certain information as to each Executive Officer of Comair who is not also a Director, including age as of October 21, 1999.

     Charles E. Curran, III is 52 years old. He has been Senior Vice President of Marketing for Comair since 1984. He joined Comair in 1982 as Vice President of Marketing. Prior to joining Comair, he held positions with Booz, Allen & Hamilton, Inc., Southern Airways, Inc. and Republic Airlines, Inc.

     K. Michael Stuart is 47 years old. He has been Senior Vice President of Aircraft Operations for Comair since 1986. He joined Comair in 1980 as a Captain and has held positions as Director of Operations and Vice President of Flight Operations. In his current position, Mr. Stuart is responsible for the Flight Operations and Maintenance Departments of Comair.

     Randy D. Rademacher is 42 years old. He has been Senior Vice President of Finance and Chief Financial Officer of Comair since 1993. He joined Comair as Director of Corporate Finance in 1985 and was named Controller in 1986, and Vice President of Finance in 1989.

     Linda E. Noble is 51 years old. She has been Senior Vice President of Human Resources for Comair since 1997. She joined Comair in 1983 as Director of Personnel and was promoted to Vice President of Human Resources in 1984.

COMPENSATION OF EXECUTIVE OFFICERS

     The following table sets forth certain information concerning the compensation earned by, awarded to or paid to Comair's Chief Executive Officer and each of the other four most highly compensated executive officers (collectively, the "Named Executive Officers"), for services rendered to Comair (the "Summary Compensation Table"):

                                                                             LONG TERM
                                                                           COMPENSATION
                                                                              AWARDS
                                                 ANNUAL COMPENSATION   ---------------------
NAME AND                                FISCAL   -------------------   SECURITIES UNDERLYING    ALL OTHER
PRINCIPAL POSITION                       YEAR     SALARY     BONUS            OPTIONS          COMPENSATION
------------------                      ------   --------   --------   ---------------------   ------------
David R. Mueller......................   1999    $525,000   $378,000          225,000            $577,543(1)
Chairman                                 1998    $500,000   $375,000          225,000            $502,462
Chief Executive Officer                  1997    $450,000   $295,110          216,571            $502,432
David A. Siebenburgen.................   1999    $420,000   $302,400          180,000            $427,817(2)
President                                1998    $310,000   $193,750          135,000            $402,433
Chief Operating Officer                  1997    $290,000   $158,485           87,758            $362,433
K. Michael Stuart.....................   1999    $213,000   $ 89,460           67,500            $152,585(3)
Senior Vice President                    1998    $203,000   $ 88,812           67,500            $162,545
Aircraft Operations                      1997    $190,000   $ 43,890           42,188            $162,476
Charles E. Curran III.................   1999    $213,000   $ 89,460           67,500            $222,405(4)
Senior Vice President                    1998    $203,000   $ 88,812           67,500            $221,269
Marketing                                1997    $190,000   $ 72,884           42,188            $221,933
Randy D. Rademacher...................   1999    $205,000   $ 86,100           67,500            $132,569(5)
Senior Vice President                    1998    $190,000   $ 83,125           67,500            $132,533
Finance, CFO                             1997    $178,000   $ 68,281           42,188            $132,468

---------------
(1) Comprised of $575,000 of contributions by Comair to its Deferred Incentive Compensation Plan and $2,543 of contributions by Comair to the Comair Savings and Investment Plan.
(2) Comprised of $425,000 of contributions by Comair to its Deferred Incentive Compensation Plan and $2,817 of contributions by Comair to the Comair Savings and Investment Plan.
(3) Comprised of $150,000 of contributions by Comair to its Deferred Incentive Compensation Plan and $2,585 of contributions by Comair to the Comair Savings and Investment Plan.

(4) Comprised of $220,000 of contributions by Comair to its Deferred Incentive Compensation Plan and $2,405 of contributions by Comair to the Comair Savings and Investment Plan.
(5) Comprised of $130,000 of contributions by Comair to its Deferred Incentive Compensation Plan and $2,569 of contributions by Comair to the Comair Savings and Investment Plan.

OPTION GRANTS IN LAST FISCAL YEAR

     The following table provides information related to options to purchase Common Stock of Comair granted to the named executive officers during 1998.

                                                                                     POTENTIAL REALIZABLE VALUE
                                                                                       OF ASSUMED ANNUAL RATES
                                                                                           OF STOCK PRICE
                                         PERCENT OF                                         APPRECIATION
                                        TOTAL OPTIONS     EXERCISE                         FOR OPTION TERM
                              OPTIONS      GRANTED          PRICE       EXPIRATION   ---------------------------
     INDIVIDUAL GRANTS        GRANTED     EMPLOYEES     ($ PER SHARE)      DATE           5%            10%
     -----------------        -------   -------------   -------------   ----------   ------------   ------------
David R. Mueller............  225,000       20%            $16.500       04/13/08     $2,335,050     $5,916,825
David A. Siebenburgen.......  180,000        16            $16.500       04/13/08     $1,868,040     $4,733,460
Charles E. Curran...........   67,500         6            $16.500       04/13/08     $  700,515     $1,775,048
K. Michael Stuart...........   67,500         6            $16.500       04/13/08     $  700,515     $1,775,048
Randy D. Rademacher.........   67,500         6            $16.500       04/13/08     $  700,515     $1,775,048

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND YEAR-END OPTION VALUES

                                                     NUMBER OF SECURITIES
                                                          UNDERLYING               VALUE OF UNEXERCISED
                                                    UNEXERCISED OPTIONS AT        IN-THE-MONEY OPTIONS AT
                                                            FISCAL                        FISCAL
                                                         1999 YEAR-END                   YEAR-END
                                                  ---------------------------   ---------------------------
                      NAME                        EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                      ----                        -----------   -------------   -----------   -------------
David R. Mueller................................    339,868        586,665      $5,727,878     $6,930,289
David A. Siebenburgen...........................    156,224        361,200      $2,620,637     $3,950,523
Charles E. Curran...............................     46,071        153,520      $  723,909     $1,730,187
K. Michael Stuart...............................     45,945        153,395      $  721,362     $1,727,652
Randy D. Rademacher.............................    107,116        203,007      $1,948,783     $2,698,206

     The table above shows the number and value of unexercised stock options at the end of fiscal 1999. No options were exercised during the last fiscal year by any of the individuals named in the table.

     The dollar values shown are calculated by determining the difference between the fair market value of Comair's Common Stock on March 31, 1999 and the exercise price of the options. At the close of trading on March 31, 1999, the price per share of Comair's Common Stock was $23.625.

MATERIAL CONTRACTS AND AGREEMENTS WITH EXECUTIVE OFFICERS

     Chairman/Chief Executive Officer and President/Chief Operating Officer -- Employment Agreements

     Effective August 10, 1999, Comair amended its employment agreements with David R. Mueller, Chairman and Chief Executive Officer of Comair, and David A. Siebenburgen, President and Chief Operating Officer of Comair. The term of each of the agreements is three years. Upon the expiration of the initial three-year term, the term of each of the agreements shall be extended for an additional year unless either party gives thirty days' notice to not extend the term. Mr. Mueller is employed as the Chief Executive Officer and Chairman of the Board of Directors of Comair and has a base salary of $555,000. Mr. Siebenburgen is employed as President and Chief Operating Officer of Comair and has a base salary of $500,000.

     Upon a "Change in Control" of Comair the employment agreements will terminate and (A) Mr. Mueller will be entitled to a lump-sum payment equal to three times the sum of (i) his base salary in effect at the termination date,
(ii) the average annual bonus compensation payable to Mr. Mueller during the prior three fiscal years plus (iii) his average annual award under Comair's Deferred Compensation Incentive Plan during the prior three fiscal years, and (B) Mr. Siebenburgen will be entitled to a lump-sum payment equal to three times the sum of (i) his base salary in effect at the termination date, (ii) his annual bonus compensation paid in fiscal 1999 plus (iii) his award under the Deferred Compensation Plan with respect to fiscal 1999. The acceptance of Shares for payment in the Offer will constitute a Change in Control for purposes of the employment agreements.

     In addition, upon a change of control the executives' stock options and interest in Comair's Deferred Incentive Compensation Plan will fully vest. The employment agreements also provide that Comair will provide to the executives
(i) a fully paid-up term life insurance policy and disability policy with premiums prepaid for the remainder of the executives' lives, (ii) family medical insurance coverage and benefits comparable to the insurance coverage provided to Comair's executives for the executives and their spouses for the remainder of their lives (each executive may elect to receive a lump sum in cash equal to the present value of this medical insurance coverage), (iii) lifetime travel privileges for the executives, their spouses and dependent children on all Comair flights and (iv) lifetime access to and the right to travel, upon reasonable notice, on a private aircraft furnished by and at the expense of Comair, provided that if such travel exceeds fifty flight hours in a twelve-month period, such executive shall reimburse Comair for such excess travel. To the extent that any of the foregoing payments and benefits are subject to the golden parachute excise tax under Section 4999 of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), the executives will be entitled to payments to make them whole for such taxes.

     The foregoing description of Mr. Mueller's and Mr. Siebenburgen's employment agreements does not purport to be complete and is qualified in its entirety by reference to such agreements.

     Senior Vice Presidents -- Employment Agreements

     Effective August 10, 1999, Comair entered into an employment agreement with each of K. Michael Stuart, Charles E. Curran, Randy D. Rademacher and Linda E. Noble. The term of each of such agreement is two years. In their capacity as Senior Vice Presidents, Messrs. Stuart, Curran and Rademacher are paid a base salary of $220,000. In her capacity as a Senior Vice President, Ms. Noble is paid a base salary of $190,000.

     Upon a "Change in Control" of Comair Messrs. Stuart, Curran and Rademacher and Ms. Noble will be entitled to a lump-sum amount that is equal to two times the sum of (i) the base salaries in effect at the termination date, (ii) the average annual bonus compensation payable to each executive during the prior three fiscal years and (iii) the average annual award under Comair's Deferred Compensation Incentive Plan during the prior three fiscal years. Each of Messrs. Stuart's, Curran's and Rademacher's and Ms. Noble's employment agreements also provide for (i) a fully paid-up term life insurance policy and disability policy with premiums prepaid for two years, (ii) family medical insurance coverage and benefits comparable to the insurance coverage provided to Comair's executives for the executive and his or her spouse for two years (however, the executive may elect to receive a lump sum, in cash, equal of the present value of the medical insurance coverage for such period) and (iii) travel privileges for two years for each of them and each of their respective spouses and dependent children on all Comair flights. To the extent that any of the foregoing payments and benefits are subject to the golden parachute excise tax under Code Section 4999, the executives will be entitled to payments to make them whole for such taxes. The acceptance of Shares for payment in the Offer will constitute a Change in Control for purposes of the employment agreements.

     The foregoing description of the Employment Agreements of Messrs. Stuart, Curran and Rademacher and Ms. Noble does not purport to be complete and is qualified in its entirety by reference to such employment agreements.

     Vice Presidents -- Employment Agreements

     Effective August 10, 1999, Donald T. Bornhorst, C. Michael Willis, Donald
J. Osmundson, Brian L. McDonald, Linda D. Landers, Kenneth W. Marshall and Ralph
E. Martin (collectively, the "Vice Presidents") entered into employment agreements with Comair. The term of each such agreement is one year.

     Upon a "Change in Control" of Comair, the Vice Presidents will be entitled to a lump-sum amount that is equal to one times the sum of (i) the base salaries in effect at the termination date, (ii) the average annual bonus compensation payable to each executive during the prior three fiscal years and (iii) the average annual award under Comair's Deferred Compensation Incentive Plan during the prior three fiscal years. Each of the Vice Presidents' employment agreements also provides for (i) a fully paid-up term life insurance policy and disability policy with premiums prepaid for one year, (ii) family medical insurance coverage and benefits comparable to the insurance coverage provided to Comair's executives for the executive and his or her spouse for one year (however, the executive may elect to receive a lump sum, in cash, equal of the present value of the medical insurance coverage for such period) and (iii) travel privileges for one year for each of them and each of their respective spouses and dependent children on all Comair flights. To the extent that any payments and benefits are subject to the golden parachute excise tax under Code Section 4999, they will be entitled to payments to make them whole for such taxes. The acceptance of Shares for payment in the Offer will constitute a Change in Control for purposes of the employment agreements.

     The foregoing description of the employment agreements of the Vice Presidents does not purport to be complete and is qualified in its entirety by reference to such employment agreements.

     Non-Employee Directors

     In August Comair and each of Peter H. Forster, John A. Haas, Gerald L. Walker, Robert H. Castellini, Christopher J. Murphy, III and Raymond A. Mueller (the "Non-Employee Directors") executed certain agreements in connection with the additional services and responsibilities required by any change in control situation. Upon a "Change in Control" of Comair each Non-Employee Director is entitled to receive a lump-sum payment equal to such director's earned but unpaid director's fees for the period through and including the date of the Change in Control and an amount equal to five times the annual director's fees. The Non-Employee Directors agreements also provide for lifetime travel privileges for the Non-Employee Directors and their immediate family members on all Comair flights. The basic annual director fee paid to Non-Employee Directors of Comair is $20,000.

     The foregoing description of the Non-Employee Directors agreement does not purport to be complete and is qualified in its entirety by reference to the Non-Employee Directors agreements.

     Effective August 10, 1999, the Board of Directors concluded that Comair and its shareholders would benefit from assistance in exploring certain strategic alternatives for Comair, including acquisitions, code sharing, multiple connection agreements and other alternatives, including and conducting discussions with Delta with respect to the renewal of the Delta Connection Agreement. The Board designated Pete Forster to assist management in this process. Mr. Forster has been paid $403,000 by Comair for services rendered to Comair in evaluating and negotiating these strategic alternatives.

     Raymond A. Mueller -- Consulting Agreement

     The consulting agreement between Raymond A. Mueller ("Mr. R. Mueller") and Comair became effective upon the retirement of Mr. R. Mueller in June 1990 and will terminate upon his death. The consulting agreement, as amended on June 5, 1990, provides for annual payments of $150,000 to Mr. R. Mueller. Upon a "Change of Control" of Comair Mr. R. Mueller may, at his sole option, elect to terminate the Consulting Agreement, in which event Comair is required to make a lump sum payment equal to the present value of the amounts to be paid over the remaining term of the Consulting Agreement. On August 10, 1999, the Board of Directors authorized an amendment to Mr. Mueller's Consulting Agreement to provide lifetime access to and the right to travel, upon reasonable notice, on a private aircraft furnished by and at the expense of Comair, provided that if such travel exceeds fifty flight hours in a twelve-month period, Mr. R. Mueller shall reimburse Comair for such excess travel. During the term of the Consulting Agreement, Mr. R. Mueller is entitled to receive the hospitalization, health and accident and disability insurance made available to Comair's executive officers. The acceptance of Shares for payment in the Offer will constitute a Change in Control for purposes of the Consulting Agreement.

     The foregoing description of the Consulting Agreement with Mr. R. Mueller does not purport to be complete and is qualified in its entirety by reference to such agreement.

     Stock Option Plans

     Upon a "Change in Control" of Comair each option outstanding under Comair's employee and director stock option plans will be fully vested and exercisable and, at the Effective Time of the Merger, will be canceled in return for a cash payment to the optionholder equal to the product of the merger consideration minus the per share exercise price of the option, multiplied by the number of shares subject to such option. The aceptance of Shares for payment in the Offer will constitute a Change in Control for purposes of the Consulting Agreement.

     The foregoing description of the 1990 Stock Option Plan, the 1992 Directors' Stock Option Plan and the 1998 Stock Option Plan does not purport to be complete and is qualified in its entirety by reference to such agreements.

     Deferred Incentive Compensation Plan

     Comair's Deferred Incentive Compensation Plan (the "Deferred Plan") permits a select group of management or highly compensated employees to defer a specified percentage of their incentive compensation. The Deferred Plan also provides for Comair to make contributions based upon the net profit of the Company on behalf of certain officers. Such officers' right to receive Comair's contributions vests over twenty years. However, in the event of a "Change in Control" of Comair such contributions will become fully vested.

     The foregoing description of the Deferred Incentive Compensation Plan does not purport to be complete and is qualified in its entirety by reference to the Deferred Incentive Compensation Plan.

REPORT OF THE EXECUTIVE COMPENSATION COMMITTEE

     Compensation Policies

     Comair's policies on executive compensation are designed to encourage and motivate its executive officers to achieve both short-term and long-term operating, financial and strategic goals, and thereby build shareholder value on a steady but aggressive basis. As a result of Comair's overall philosophy, approximately 20% to 50% of an executive's total compensation depends on the achievement of their goals. It is also the policy of the Committee to reward superior corporate performance, recognize individual initiative and achievement, and assist Comair in attracting and retaining qualified executives.

     The Omnibus Budget Reconciliation Act of 1993 provides that compensation in excess of $1,000,000 per year paid to the Chief Executive Officer of a public Comair as well as the other executive officers listed in the compensation table will no longer be deductible unless the compensation is "performance-based" and approved by the shareholders. The Committee does not believe any action is required by Comair or its shareholders in order for the compensation paid to its executive officers to meet the requirements for deductibility at this time.

     Compensation Payable to Executive Officers

     Base Salaries.

     The Compensation Committee believes it is important to maintain executive salaries at competitive levels, and relies to some extent on comparisons with other regional companies of similar size.

     Base salary levels and salary increases were determined by an evaluation of Comair's performance and each individual's performance and contribution.

     The Chief Executive Officer's salary was determined on this basis.

     Annual Performance Based Incentives

     Annual incentive opportunities establish an effective link between current compensation and current performance to ensure that executives focus on objectives that help to increase shareholder value. Performance is defined in terms of financial, operating and management development goals for which each executive is responsible, in addition to overall company goals in these areas.

     All performance goals, which include pre-tax profits, quality of passenger service measurements, various unit revenue and cost objectives and operating goals such as flight completion and on-time percentage, were set by the Committee at the beginning of the fiscal year. These goals are set each year based on an operating plan the Committee believes to be challenging in the then current operating environment. The actual results must meet certain targets before any annual incentive awards are paid. In making its awards for fiscal 1999, the Committee determined which targets had been met and then awarded specific bonuses based on its analysis of the achievement of performance goals as established by the Compensation Committee.

     The Chief Executive Officer's bonus was determined on this basis.

LEGAL PROCEEDINGS

     On or about October 19, 1999, an action styled Barkley v. Comair Holdings, Inc., et al., No. 99 C 106214, was commenced in the Jefferson Circuit Court, Commonwealth of Kentucky, by an individual who alleges that he is a citizen of Florida and held Shares of Comair. The complaint in the Barkley action names as defendants Comair, the members of the Board and Delta, and seeks to proceed on behalf of a purported class of Comair common stockholders other than the defendants. The complaint generally alleges that the members of the Board breached their fiduciary duties to Comair shareholders by agreeing to allegedly inadequate consideration in the Merger Agreement and that Delta, which plaintiff alleges to be a controlling shareholder of Comair, allegedly aided and abetted the foregoing breaches of fiduciary duty, all of which allegedly has deprived Comair shareholders of the highest value available to them for their Comair Shares. The complaint seeks preliminary and permanent injunctive relief against the Offer and the Merger, rescission of the Merger Agreement, imposition of a constructive trust, monetary damages in an unspecified amount and plaintiffs' costs and attorneys' fees.

     On October 20, 1999, an action styled Byrnes v. Castellini, et al., Index No. 99-026095, was commenced by two purported Comair shareholders in the Supreme Court of the State of New York, County of Nassau, on behalf of a purported class of Comair shareholders other than defendants. The complaint in the Byrnes action names as defendants Comair, the Board and Delta. The complaint makes allegations substantially similar to the allegations in the Barkley complaint, and also alleges that Delta breached fiduciary duties it owed directly to Comair shareholders. The Byrnes complaint seeks injunctive and/or rescissory relief against the Transaction, monetary damages in an unspecified amount and plaintiffs' costs and attorneys' fees.

     Defendants believe that the allegations of the Barkley and Byrnes complaints are without merit and intend to defend against them vigorously.

PERFORMANCE GRAPH

     The performance graph below compares Comair's cumulative total shareholder return from March 31, 1994 through March 31, 1999 to that of the NASDAQ Transportation and the NASDAQ Composite Indices.

     The graph assumes that the value of the investment in Comair's Shares and each index was $100.00 on March 31, 1994 and that all dividends were reinvested.

                                                  COMAIR HOLDINGS, INC.                                   NASDAQ TRANSPORTATION
                                                  ---------------------      NASDAQ COMPOSITE INDEX       INDEX (U.S. DOMESTIC
                                                                              (U.S. DOMESTIC ONLY)                ONLY)
                                                                             ----------------------       ---------------------
Mar-94                                                   100.00                      100.00                      100.00
Mar-95                                                    82.01                      111.25                       95.01
Mar-96                                                   251.62                      151.06                      115.68
Mar-97                                                   228.43                      167.83                      115.06
Mar-98                                                   442.98                      254.43                      169.16
Mar-99                                                   596.83                      342.44                      127.95

---------------
 * Assumes $100 invested on March 31, 1994.
** U.S. Domestic Index Only.

                            SECTION 16(A) REPORTING

     Section 16(a) of the Securities Exchange Act of 1934 requires Comair's Directors and Executive Officers, and persons who own more than ten percent of a registered class of Comair's equity securities, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of Comair. Executive Officers, Directors and greater than ten percent shareholders are required by Securities and Exchange Commission regulations to furnish Comair with copies of all Section 16(a) forms they file.

     To Comair's knowledge, based solely on review of the copies of such reports furnished to Comair, Executive Officers, Directors and greater than ten percent beneficial owners timely filed all required reports under Section 16(a).